AR/S
RE,
12-31-06

RECD S.E.C.
APR 2 3 2007
1086

07052119


Financing By
CapitalSouth
BANK
EQUAL HOUSING LENDER

BEST AVAILABLE COPY
PROCESSED
MAY 0 1 2007
THOMSON
FINANCIAL

CapitalSouth® BANCORP

BUILT FOR BUSINESS

2006 ANNUAL REPORT

A LETTER FROM THE CHAIRMAN

Dear Stockholder:

In 2006, our first full year as a public company, we achieved solid growth in our loan portfolio that, combined with a relativ stable interest rate environment, resulted in higher net interest income and profits. For the year, net income increased 14% $2,928,000 from $2,577,000 for 2005, while net income per diluted share for the year totaled $0.97 versus $1.12 for 2005, w the disparity reflecting the impact of additional shares outstanding after our public offering.

Total assets at year-end rose 14% to $482.0 million, reflecting a 15% increase in our loan portfolio. Supporting this growth, tandem with our stronger equity position, we increased our deposits 22% to $401.3 million as of December 31, 2006.

Our improved results for 2006 underscore the success we have achieved in building business in our more established mark and increasing our presence with banking locations opened late in 2005. Importantly, as revenues in these newer offices ha continued to ramp up and offset some of the start-up costs incurred, we have seen clear signs of their increasing contributi to our profitability.

Our recent progress also can be measured in terms of human capital, not merely financial capital. In January 2007, we nam W. Flake Oakley, IV as President of our company. Flake was the former President of Colonial BancGroup, and earlier its CF His addition greatly strengthens our operations as we place increased emphasis on acquisitions and expansion into new mark We also recently made several changes to our senior management structure by naming John E. Bentley as President and Ch Operating Officer of our bank subsidiary, CapitalSouth Bank, and promoting William D. Puckett, II, to the position of C President, Birmingham. In addition, we appointed Daniel W. Gibson as our Chief Credit Officer.

Considering our stronger capital position and greater experience of our management team, we now are positioned to purs more aggressively our expansion strategies. In early March 2007, we announced an important step in this direction, agreei to acquire privately held Monticello Bancshares, Inc., the holding company for Monticello Bank, a federally chartered savir bank with two locations in Jacksonville, Florida. This transaction, valued at approximately $41 million, remains subject regulatory and stockholder approvals and is expected to be completed in the third quarter of 2007.

For some time, the city of Jacksonville — as home to one of our branches already and the site of a second branch unc development — has been a leading target on our list of high-growth, demographically attractive markets. The acquisiti will strengthen our presence in this dynamic market, create opportunities for added efficiencies, and expand our produ offerings with the addition of Monticello's successful "prime" mortgage operations. When completed, we anticipate it will gi CapitalSouth Bank total assets of almost $730 million, net loans outstanding of approximately $576 million, deposits approximately $557 million, and stockholders' equity of about $61 million. Obviously, we are excited about prospects expansion in Jacksonville and see the Monticello acquisition as an attractive means to further our strategies there. At the sa time, we continue to seek other opportunities to extend the reach of our operations to other new markets, as merited, and strengthen our existing market positions.

On behalf of our Board of Directors and all of our employees, thank you for your continued support for CapitalSouth Bancor

Sincerely yours,



W. Dan Puckett
Chairman of the Board
and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: **000-51660**

CAPITALSOUTH BANCORP

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**63-1026645** (I.R.S. Employer Identification No.)
2340 Woodcrest Place, Suite 200 **Birmingham, Alabama** (Address of principal executive offices)	**35209** (Zip Code)

(205) 870-1939
(Registrant's telephone number, including area code)

None
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $1.00 per share
(Title of each class)

Nasdaq Global Market
(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]   Accelerated filer [ ]   Non-accelerated filer [X]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of June 30, 2006, the aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant was approximately $44,711,000 based on the closing price of $20.05 as reported on the Nasdaq Global Market.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 16, 2007
Common Stock, $1.00 par value per share	2,988,136 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Stockholders to be held May 21, 2007 (Proxy Statement)	Part III

CAPITALSOUTH BANCORP
2006 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

PART I

Cautionary Note Regarding Forward-looking Statements 1
Item 1 Business 2
Item 1A Risk Factors 17
Item 1B Unresolved Staff Comments 22
Item 2 Properties 22
Item 3 Legal Proceedings 23
Item 4 Submission of Matters to a Vote of Security Holders 23

PART II

Item 5 Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 23
Item 6 Selected Financial Data 27
Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations 29
Item 7A Quantitative and Qualitative Disclosure about Market Risks 46
Item 8 Financial Statements and Supplementary Data 49
Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 82
Item 9A Controls and Procedures 82
Item 9B Other Information 82

PART III

Item 10 Directors, Executive Officers and Corporate Governance 82
Item 11 Executive Compensation 82
Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 83
Item 13 Certain Relationships and Related Transactions, and Director Independence 83
Item 14 Principal Accountant Fees and Services 83

PART IV

Item 15 Exhibits and Financial Statement Schedules 83
Signatures 85

PART I

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this Annual Report on Form 10-K and in other documents that we incorporate by reference into this report, including matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 29, are "forward-looking statements" that are based upon our current expectations and projections about current events. Forward-looking statements relate to future events or our future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. We intend these forward-looking statements to be covered by the safe harbor provisions for "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we include this statement for purposes of these safe harbor provisions. When we use words like "may," "plan," "contemplate," "anticipate," "believe," "intend," "continue," "expect," "project," "predict," "estimate," "could," "should," "would," "will," and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared. These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to, the following:

- the effects of future economic conditions, including inflation or a decrease in residential housing values;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes;
- the risks of changes in interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;
- the effects of terrorism and efforts to combat it;
- credit risks;
- the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone and the Internet;
- the effect of any mergers, acquisitions or other transactions to which we or our subsidiary may from time to time be a party, including our ability to successfully integrate any businesses that we acquire; and
- the failure of assumptions underlying the establishment of our allowance for loan losses.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the "Risk Factors" section of this Annual Report on page 17.

Dividends are paid at the discretion of our board of directors. In June 2006 we changed from a semi-annual dividend to a quarterly dividend. We declared a quarterly per-share dividend in the amount of $0.06 in June 2006, September 2006 and December 2006. Our board of directors presently intends to continue the payment of quarterly cash dividends. We declared total per-share dividends of $0.18 for 2006, $0.20 for 2005, $0.18 for 2004 and $0.16 for each of 2003 and 2002. However, the amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of our earnings, capital requirements, financial condition and ability to service any equity or debt obligations senior to our common stock, and will depend on cash dividends paid to us by our subsidiary bank. As a result, our ability to pay future dividends will depend on the earnings of our subsidiary bank, its financial condition and its need for funds.

There are a number of restrictions on our ability to pay cash dividends. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries. For a foreseeable period of time, our principal source of cash will be dividends paid by our subsidiary bank with respect to its capital stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. See "Supervision and Regulation - Payment of Dividends" on page 13.

As of December 31, 2006, an aggregate of approximately $6.2 million was available for payment of dividends by our subsidiary bank to us under applicable regulatory restrictions, without regulatory approval. Regulatory authorities could impose administratively stricter limitations on the ability of our subsidiary bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements. We are also restricted from paying dividends on our common stock if we have deferred payments of the interest, or if an event of default has occurred, on our junior subordinated debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 29.

Item 1 BUSINESS

CapitalSouth Bancorp

We are a bank holding company headquartered in Birmingham, Alabama. Through our wholly-owned bank subsidiary, we operate nine full service banking offices located in the metropolitan areas of Birmingham, Huntsville and Montgomery, Alabama, and Jacksonville, Florida, and also operate a commercial loan production office in Atlanta, Georgia.

We were originally incorporated as a Delaware corporation in 1990 under the name Financial Investors of the South, Inc. We operated under that name until September 2005, when we changed our name to CapitalSouth Bancorp.

In 1992, we acquired all of the capital stock of our bank subsidiary, CapitalSouth Bank, at which time we became a registered bank holding company. CapitalSouth Bank was chartered in 1975 as an Alabama banking corporation headquartered in Fultondale, Alabama under the name Bank of Alabama. In 1994, we relocated the charter and headquarters of Bank of Alabama to Birmingham, Alabama. Bank of Alabama operated under that name until September 2005 when we changed the name to CapitalSouth Bank to better reflect our expansion outside the state of Alabama.

From December 31, 2002 to December 31, 2006, we have achieved strong internal growth. Specifically, during this period we have:

- increased our total assets from $250.2 million to $482.0 million;
- increased our total deposits from $183.1 million to $401.3 million;
- increased our total net loans from $172.6 million to $370.6 million; and
- expanded our branch network from three to nine banking offices

Our business is focused upon serving the needs of small to medium-sized business borrowers and individuals in the metropolitan markets we serve. Through CapitalSouth Bank, we offer a range of commercial banking services. Our lending focuses upon loans that are secured primarily by single and multi-family real estate, residential construction loans, loans secured by owner-occupied commercial buildings and other types of commercial loans to a variety of small and medium-sized businesses for a variety of purposes. Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals and businesses in our market areas. In the Birmingham, Alabama and Jacksonville, Florida areas we supplement our branch facilities with our courier service that picks up deposits from local business customers. We actively pursue business relationships by using the business contacts of our board of directors, senior management and local bank officers, thereby capitalizing on our knowledge of our local marketplaces.

We own, as an indirect subsidiary of CapitalSouth Bank, an insurance agency, CapitalSouth Insurance, Inc., an Alabama corporation (CS Agency). CS Agency sells life and property casualty insurance and annuities. It does not retain or reinsure any of the underwriting risk with respect to such policies.

Recent Developments

In an on-going effort to streamline our operations, we decided to merge our subsidiary banks. On November 3, 2006, Capital Bank was merged into CapitalSouth Bank. The three independent directors for Capital Bank were elected to CapitalSouth Bank's board of directors.

On December 13, 2006 we received approval from the Federal Reserve Bank of our application to open a banking office location in Madison, Alabama. Madison is part of the metropolitan market of Huntsville. This office will serve to expand our existing presence in the Huntsville footprint and enhance our ability to service the financial needs of that community.

On March 1, 2007, we announced the signing of a definitive merger agreement with Monticello Bancshares. Monticello, through its federally chartered savings bank, Monticello Bank, operates two banking offices in Jacksonville, Florida. These offices compliment our existing branch location in Jacksonville. Monticello had approximately $228 million in total assets as of December 31, 2006, a loan portfolio of $206 million, and total deposits of $157 million.

On March 12, 2007, we received approval from the Federal Reserve Bank to close our Hoover, Alabama banking office. The operations of this office will be consolidated into our office located on West Valley Avenue in Homewood, Alabama on or about July 1, 2007.

Our Subsidiary

CapitalSouth Bank

CapitalSouth Bank is an Alabama banking corporation that was chartered in 1975 as Bank of Alabama in Fultondale, Alabama. CapitalSouth Bank is primarily regulated by the Board of Governors of the Federal Reserve System and the Alabama State Banking Department, and is also subject to regulation by the Federal Deposit Insurance Corporation.

CapitalSouth Bank currently operates nine full service banking offices in the metropolitan areas of Birmingham, Huntsville and Montgomery, Alabama and Jacksonville, Florida. We also operate a loan production office in Atlanta, Georgia. CapitalSouth Bank's board of directors includes all of the persons serving on CapitalSouth's board of directors and other business people who are residents of the Birmingham and Montgomery area. CapitalSouth Bank also provides Internet banking services at www.capitalsouthbank.com as well as personal investment services.

CapitalSouth Bank currently conducts its banking operations in Birmingham, Huntsville and Montgomery, Alabama and Jacksonville, Florida under the following names in the following markets:

- CapitalSouth Bank: Birmingham, Huntsville and Montgomery, Alabama and Jacksonville, Florida

- Banco Hispano: Birmingham, Alabama

CapitalSouth Bank is a member of the Federal Reserve Bank of Atlanta and a member of the Federal Home Loan Bank of Atlanta. CapitalSouth Bank's deposits are insured by the FDIC through its Bank Insurance Fund.

Business Strategy

We target small to medium-sized businesses in our markets and have developed a strategy that focuses on providing superior service through our employees who are relationship-oriented and are knowledgeable about the needs of our customers. Through this strategy we intend to grow our business, expand our customer base and improve profitability. The key elements of our strategy are:

Grow in Metropolitan Areas of Alabama and Northern Florida. We seek to increase our presence in our primary markets in the Birmingham, Huntsville, Montgomery and Jacksonville metropolitan areas and to extend into other metropolitan areas of Alabama and Northern Florida through the opening of new branches in attractive high-growth metropolitan areas and bank acquisitions. We expect to expand our existing bank branches and identify new branch opportunities. We will seek to balance growth with the cost of expansion, particularly into new markets.

These metropolitan areas are primarily served by larger national and regional financial institutions headquartered both inside and outside of the area, but have retail and big business focuses. We believe these markets need institutions such as ours that can provide consistent, long-term localized service. As we grow, we believe it is important to maintain the flexibility created by a local presence focused on the needs of small and medium-sized business with seasoned bankers while benefiting from the economies of scale created by our size. We constantly review our business model and products to ensure that we remain consistent with our service mark "Built for Business."

We intend to continue our growth strategy through organic growth and possibly strategic bank acquisitions. We believe that many opportunities remain in the southeastern United States area to expand, and we intend to be in a position to obtain additional market share, whether via new banking offices or bank acquisitions with the right local management.

Maintain Local Decision Making and Accountability. We compete with our regional and national competitors by providing superior customer service with localized decision-making capabilities. We designate city bank presidents in each of our markets so that we are positioned to react quickly to changes in those communities while maintaining efficient and consistent centralized policies and support functions.

We offer personalized and flexible banking services to the communities in our market area and are able to react quickly to changes in those communities. While we set rates across the organization, we tailor these to the competitive demands of the local market. For loan customers, this is usually driven by their creditworthiness and the specifics of the transaction. Deposit rates are highly influenced by local market conditions.

Expand Our Products and Services to Meet the Needs of the Communities in Which We Operate. We continually seek to expand our financial products and services to meet the needs of our customers and to increase our fee income. Since 2004 we have been focused upon lowering our cost of funds. Our branching initiatives, combined with strong marketing of our deposit products, have helped us grow our noninterest-bearing deposits.

To serve the growing population of small and medium-sized businesses in our markets, we offer SBA lending services and other similar programs for the small and medium-sized business owner. This product group has become a significant source of income for CapitalSouth. We have a courier service that provides free pick-up and delivery of deposits and important non-cash documents for our business customers that maintain an average account balance in excess of $25,000. For a fee, customers with cash deposits can also request armored courier service. We provide Internet banking (www.capitalsouthbank.com) that allows customers 24-hour web-based access to their accounts. We also have a commercial banking center in each branch of CapitalSouth Bank that provides dedicated service and support to our business customers.

We anticipate, following the merger with Monticello Bancshares, leveraging Monticello's residential mortgage origination product across CapitalSouth's footprint. We believe this business line will provide a good source of noninterest income.

Expand Our Commercial Loan Origination Program. The Business Capital Group of CapitalSouth Bank originates owner-occupied real estate loans for small and medium-sized business customers. We generally limit our credit risk on these transactions because we fund them only when we have a firm purchase commitment for the loan from a third party institution or they are closed in the name of our correspondent lender. Fees generated through our Business Capital Group represent a significant source of noninterest income and accounted for approximately 17.6% of our noninterest income for the year ended December 31, 2006 and 40.4% of noninterest income for the year ended December 31, 2005. Our Business Capital Group is active in all markets where we have a banking presence and the activities of our Business Capital Group are the primary ones at our loan production office. We believe we can continue to expand the market areas where our Business Capital Group is active and the volume of its originations due to the complementary nature of our overall small and medium-sized business banking strategy and expertise.

Maintain High Asset Quality. We consider asset quality to be of primary importance and have taken measures to ensure that despite growth in our loan portfolio we consistently maintain strong asset quality. Our loan review process covers 25% to 30% of the portfolio over a 12-month cycle. More frequent loan reviews may be completed as needed or as directed by the board of directors.

We believe the effect of these activities is reflected in the low level of nonperforming assets and reduced net charge-offs which contributed to a decrease in the required allowance for loan losses. At December 31, 2006, our nonperforming assets as a percentage of total assets were 0.45%, compared to 0.42% as of December 31, 2005, a slight increase of 3 basis points. Additionally, our net charge-offs as a percentage of average loans at December 31, 2006 were 0.04%, compared to 0.09% as of December 31, 2005. Loans 90 days past due, as a percentage of total loans, were 0.01% and 0.04% as of December 31, 2006 and 2005, respectively. At December 31, 2006, the ratio of our allowance for loan losses to total loans was 1.15%, compared to 1.18% as of December 31, 2005, a decrease of 3 basis points.

Utilize Our Foundation for Growth. We believe we will be able to take advantage of the economies of scale typically enjoyed by larger organizations as we expand our franchise. We believe the investments we have made in our data processing, staff and branch networks are key to supporting a larger organization. Furthermore, we have the capability to increase our assets without breaching our capital ratio requirements and we are also targeting an improved efficiency ratio.

As we continue to grow our franchise, some level of continued investment will be required. We believe the effect of these trends should improve our profitability over time. Recent growth in our franchise has limited our profitability, and further growth may continue to do so. However, we believe we are making an investment for our future.

Our net income for the years ended December 31, 2006 and 2005 was approximately $2.9 million and $2.6 million, respectively. Our return on average equity for the year ended December 31, 2006 was 7.33% and our return on average assets was 0.65%, compared to 9.74% and 0.70%, respectively, for the same period in 2005. Our return on equity was diluted by the additional 690,000 shares issued pursuant to our initial public offering in December 2005. Our Tier 1 capital to risk adjusted assets, total capital to risk adjusted assets and Tier 1 capital to average assets ratios were 12.1%, 13.2% and 10.2%, respectively, as of December 31, 2006, compared to 13.5%, 14.7% and 11.3%, respectively, as of December 31, 2005. Our capital ratios exceed the minimum capital ratios for well capitalized institutions for each respective period. Our efficiency ratio for the year ended December 31, 2006 was 73.08%, compared to 69.51% for the same period in 2005.

Issue Public Currency. By becoming a public company with a common stock that is listed and traded on a national stock market, we have better access to capital, greater flexibility in structuring potential acquisitions and the ability to attract and retain qualified bankers through equity-based compensation. By having our stock listed on the Nasdaq Global Market, we also offer another means of currency to acquire other banks or insurance agencies.

Market Area and Competition

We currently conduct business principally through our nine banking offices, focusing on the metropolitan areas of the southeastern United States. Based upon data available on the FDIC website as of June 30, 2006, CapitalSouth Bank's total deposits in the Birmingham-Hoover MSA ranked 14th among 44 financial institutions, and represented approximately 1.26% of the total deposits, in the Birmingham-Hoover MSA. Based upon data available on the FDIC website as of June 30, 2006, CapitalSouth Bank's total deposits in the Huntsville MSA ranked 14th among 17 financial institutions, and represented approximately 0.82% of the total deposits, in the Huntsville MSA. Based upon data available on the FDIC website as of June 30, 2006, CapitalSouth Bank's total deposits in the Montgomery MSA ranked 15th among 20 financial institutions, and represented approximately 0.75% of the total deposits, in the Montgomery MSA. Based upon data available on the FDIC website as of June 30, 2006, CapitalSouth Bank's total deposits in the Jacksonville, Florida MSA ranked 36th among 38 financial institutions, and represented approximately 0.03% of the total deposits, in the Jacksonville MSA.

Market	Number of Branches	Our Market Deposits	Total Market Deposits	Ranking	Market Share Percentage (%)
		(Dollar amounts in millions)			
Alabama:					
Birmingham-Hoover MSA	5	$ 284	$ 22,574	14/44	1.26%
Huntsville MSA	1	44	5,405	14/17	0.82
Montgomery MSA	2	47	6,240	15/20	0.75
Florida:					
Jacksonville MSA	1	8	27,819	36/38	0.03

Our retail and commercial divisions operate in highly competitive markets. We compete directly in retail and commercial banking markets with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, consumer finance companies, other lenders and insurance companies, locally, regionally and nationally. Many of our competitors compete using offerings by mail, telephone, computer and/or the Internet. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Office locations, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel are also important competitive factors that we emphasize.

Many other commercial or savings institutions currently have offices in our primary market areas. These institutions include many of the largest banks operating in Alabama and Florida, including some of the largest banks in the country. Many of our competitors serve the same counties we do. Ninety-four different commercial or savings institutions are represented within our market areas. Virtually every type of competitor for business of the type we serve has offices in Birmingham, Huntsville and Montgomery, Alabama and Jacksonville, Florida. In our Birmingham, Huntsville and Montgomery market areas, our five largest competitors are generally Regions Bank, Wachovia Bank, Compass Bank, Colonial Bank and First Commercial Bank. In Jacksonville, Florida, Bank of America, SunTrust Bank and EverBank are among the five largest competitors, and three of the others listed for Alabama are in the top ten. These institutions, as well as other competitors of ours, have greater resources, have broader geographic markets, have higher lending limits, offer various services that we do not offer and can better afford and make broader use of media advertising, support services and electronic technology than we do. To offset these competitive disadvantages, we depend on our reputation as having greater personal service, consistency, and flexibility and the ability to make credit and other business decisions quickly.

Lending Activities

We originate loans primarily secured by single and multi-family real estate, residential construction and owner-occupied commercial buildings. In addition, we make loans to small and medium-sized commercial businesses, as well as to consumers for a variety of purposes.

Our loan portfolio at December 31, 2006 was comprised as follows:

Type	Dollar amount (In thousands)	Percentage of portfolio
Real estate - mortgage	$ 177,486	47.3%
Real estate - construction	125,617	33.5
Commercial	67,392	18.0
Consumer	4,413	1.2
Total	$ 374,908	100.0%

In addition, we have entered into contractual obligations, via lines of credit and standby letters of credit, to extend approximately $83.8 million in credit as of December 31, 2006. We use the same credit policies in making these commitments as we do for our other loans. At December 31, 2006, our contractual obligations to extend credit were comprised as follows:

Type	Dollar amount (In thousands)	Percentage of contractual obligations
Real estate - mortgage	$14,724	17.6%
Real estate - construction	48,355	57.7
Commercial	20,400	24.3
Consumer	300	0.4
Total	$83,779	100.0%

Real Estate - Mortgage. We make commercial mortgage loans to finance the purchase of real property as well as loans to smaller business ventures, credit lines for working capital and short-term seasonal or inventory financing, including letters of credit, that are also secured by real estate. Commercial mortgage lending typically involves higher loan principal amounts, and the repayment of these loans is dependent, in large part, on sufficient income from the properties collateralizing the loans to cover operating expenses and debt service. As a general practice, we require our commercial mortgage loans to be collateralized by well-managed income producing property with adequate margins and to be guaranteed by responsible parties. In addition, a substantial percentage of our commercial mortgage loan portfolio is secured by owner-occupied commercial buildings. We look for opportunities where cash flow from the collateral provides adequate debt service coverage and the guarantor's net worth is centered on assets other than the project we are financing. Our commercial mortgage loans are generally collateralized by first liens on real estate, generally have floating interest rates and amortize over a 10 to 20-year period with balloon payments due at the end of one to five years. Payments on loans collateralized by such properties are often dependent on the successful operation or management of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market. In underwriting commercial mortgage loans, we seek to minimize our risks in a variety of ways, including giving careful consideration to the property's operating history, future operating projections, current and projected occupancy, location and physical condition. Our underwriting analysis also includes credit checks, reviews of appraisals and environmental hazards or EPA reports and a review of the financial condition of the borrower. We attempt to limit our risk by analyzing our borrowers' cash flow and collateral value on an ongoing basis.

Real Estate - Construction. We also make construction and development loans to residential and, to a lesser extent, commercial contractors and developers located within our market areas. Construction loans generally are secured by first liens on real estate and have floating interest rates. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the value of the project is dependent on its successful completion. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, upon the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover all of the unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While we have underwriting procedures designed to identify what we believe to be acceptable levels of risks in construction lending, no assurance can be given that these procedures will prevent losses from the risks described above.

Commercial. Our commercial loan portfolio includes loans to smaller business ventures, credit lines for working capital and short-term seasonal or inventory financing, as well as letters of credit that are generally secured by collateral other than real estate. Commercial borrowers typically secure their loans with assets of the business, personal guaranties of their principals and often mortgages on the principals' personal residences. Our commercial loans are primarily made within our market areas and are underwritten on the basis of the commercial borrower's ability to service the debt from income. In general, commercial loans involve more credit risk than residential and commercial mortgage loans, but less risk than consumer loans. The increased risk in commercial loans is generally due to the type of assets collateralizing these loans. The increased risk also derives from the expectation that commercial loans generally will be serviced from the operations of the business, and those operations may not be successful.

Consumer. While our focus is on service to small and medium-sized businesses, we also make a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans. Consumer loans entail greater risk than other loans, particularly in the case of consumer loans that are unsecured or secured by depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by job loss, divorce, illness or other personal hardships.

Commercial Loan – Origination. Our Business Capital Group originates owner-occupied real estate loans for small and medium sized business customers. The loan products include those under the Small Business Administration (SBA) Section 504 program and other conventional term loan products. These are often fixed rate loans that are otherwise difficult for small business borrowers to obtain. The types of real estate collateral taken in connection with these loans include office, office/warehouse, light industrial, distribution, hotel/motel and free standing retail. The loans are used for acquisition, construction, renovation and refinancing. Under the SBA Section 504 program, we originate a first mortgage loan of approximately 50% of the total amount to be financed, the SBA (acting through a certified development company) funds a second mortgage loan of 40% of the project cost and the borrower puts up the remaining 10% in equity. Loan sizes for SBA Section 504 and conventional loans typically range from $350,000 to $3 million. We generally limit our credit risk on these transactions because we fund them only when we have a firm purchase commitment for the loan from a third-party institution or they are closed in the name of our correspondent lender. Depending on the transaction structure, we have gain from the sale, retain origination fees and/or are paid a fee by that correspondent for arranging the financing.

We have approximately five correspondent lenders with whom we regularly do business. Most of them are banks which are located outside our market areas. In some cases, we will provide a construction loan which is repaid upon completion of the project through our correspondent's term loan. We obtain a commitment for that loan to be made as part of our underwriting of the construction loan.

We continue to have significant fees generated through our Business Capital Group. In 2005, we originated approximately $25.1 million in loans and in 2006 we originated $21.0 million in loans through our Business Capital Group. Our Business Capital Group is active in all markets where we have a banking presence and through our loan production office in Atlanta, Georgia. We believe that we can continue to expand the market areas where the Business Capital Group is active as well as the volume of its originations. This is because the activities are complementary to our overall small and medium-sized business banking strategy and require expertise and solid correspondent relationships that we have in place.

Credit Risks. The principal economic risk associated with each category of the loans that we make is the creditworthiness of the borrower and the ability of the borrower to repay the loan. General economic conditions and the strength of the services and retail market segments affect borrower creditworthiness. General factors affecting a commercial borrower's ability to repay include interest rates, inflation and the demand for the commercial borrower's products and services, as well as other factors affecting a borrower's customers, suppliers and employees.

Risks associated with real estate loans also include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and, in the case of commercial borrowers, the quality of the borrower's management. Consumer loan repayments depend upon the borrower's financial stability and are more likely to be adversely affected by divorce, job loss, illness and other personal hardships.

Lending Policies. The board of directors of our bank subsidiary has established and periodically reviews our lending policies and procedures. We have established common documentation and policies, based on the type of loan, for all of our offices. There are regulatory restrictions on the dollar amount of loans available for each lending relationship. The Alabama Banking Code provides that no loan relationship may exceed 10% of a bank's capital on an unsecured basis or 20% on a fully secured basis. At December 31, 2006, our legal lending limit for secured loans was approximately $9.7 million for CapitalSouth Bank. In addition, we have established a separate "house" limit and procedure for consideration of loan requests exceeding certain limits for CapitalSouth Bank for each lending relationship.

CapitalSouth Bank has a house lending limit in the principal amount of $6.5 million. Individual employees of CapitalSouth Bank have specific lending approval limits, but in no instance do these limits exceed the amount of $2.5 million. The Credit Committee of CapitalSouth Bank is authorized to approve new and renewal loans in amounts up to $4.0 million. The Executive Loan Committee, Loan Committee of the board of directors and the full board of directors of CapitalSouth Bank are each authorized to approve loans in amounts up to the legal limit.

We occasionally sell participation interests in loans to other lenders, primarily when a loan exceeds our house lending limits.

Concentrations. The nature of our commercial banking operations allows for diversification of depositors and borrowers, and we believe that our business does not depend upon a single or a few customers.

Deposits

Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals and businesses in our market areas. We believe that the rates we offer for core deposits are competitive with those offered by other financial institutions in our market areas. Secondary sources of funding include advances from the Federal Home Loan Bank of Atlanta and other borrowings. These secondary sources enable us to borrow funds at rates and terms, which, at times, are more beneficial to us. Generally speaking, our only out-of-market deposits are certificates of deposit generated through our Internet banking service. They represented 0.32% of total deposits as of December 31, 2006.

Other Banking Services

Given customer demand for increased convenience and account access, we offer a range of products and services, including 24-hour Internet banking, direct deposit, traveler's checks, safe deposit boxes, United States savings bonds and automatic account transfers. We earn fees for most of these services. We also receive ATM transaction fees from transactions performed by our customers participating in a shared network of automated teller machines and a debit card system that our customers can use throughout the United States, as well as in other countries.

Securities

After establishing necessary cash reserves and funding loans, we invest our remaining liquid assets in securities as permitted under banking laws and regulations. We invest primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States, in other taxable securities and in certain obligations of states and municipalities. We also invest excess funds in federal funds with our correspondent banks. The sale of federal funds represents a short-term loan from us to another bank. Risks associated with securities include, but are not limited to, interest rate fluctuation, maturity and concentration.

Seasonality and Cycles

We do not consider our commercial banking business to be seasonal.

Employees

On December 31, 2006, we had 124 full-time equivalent employees. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

Website Address and Corporate Governance Documents

Our corporate website address is www.capitalsouthbank.com. We have direct links to our Code of Ethics and the charters for our Audit, Compensation and Nominating Committees by clicking on the "Investor Relations" tab. We also have direct links to our filings with the Securities and Exchange Commission (SEC), including but not limited to our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and any amendments to these reports. These reports are accessible soon after we file them with the SEC. All materials we file with the SEC are available for the public to view and copy at the SEC's Public Reference Room at 100 F Street, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC by clicking on http://www.sec.gov.

Supervision and Regulation

CapitalSouth Bancorp and CapitalSouth Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect depositors and not stockholders. The following discussion describes the material elements of the regulatory framework applicable to us.

CapitalSouth

Because we own all of the capital stock of CapitalSouth Bank, we are a bank holding company under the federal Bank Holding Company Act of 1956 (the Bank Holding Company Act). As a result, we primarily are subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve Board.

Acquisitions of Banks. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve Board's prior approval before:

- acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will, directly or indirectly, own or control more than 5% of the bank's voting shares;
- acquiring all or substantially all of the assets of any bank; or
- merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve Board may not approve any of these transactions if it would result in or tend to create a monopoly, substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve Board's consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the Bank Holding Company Act, if adequately capitalized and adequately managed, we, as well as other banks located within Alabama or Florida, may purchase a bank located outside of Alabama or Florida. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Alabama or Florida may purchase a bank located inside Alabama or Florida. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. For example, Florida law prohibits a bank holding company from acquiring control of a Florida financial institution until the target institution has been incorporated for three years, and Alabama law prohibits a bank holding company from acquiring control of an Alabama financial institution until the target institution has been incorporated for five years.

Change in Bank Control. Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve Board approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

- the bank holding company has registered securities under Section 12 of the Securities Act of 1934; or
- no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under the Securities Exchange Act of 1934, as amended. The regulations provide a procedure for challenging any rebuttable presumption of control.

Permitted Activities. A bank holding company generally is permitted under the Bank Holding Company Act to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

- banking or managing or controlling banks; and
- any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve Board has found to be so closely related to banking as to be a proper incident to the business of banking include:

- factoring accounts receivable;
- making, acquiring, brokering or servicing loans and usual related activities;
- leasing personal or real property;
- operating a non-bank depository institution, such as a savings association;
- trust company functions;
- financial and investment advisory activities;
- conducting discount securities brokerage activities;
- underwriting and dealing in government obligations and money market instruments;
- providing specified management consulting and counseling activities;
- performing selected data processing services and support services;
- acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and
- performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve Board may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

Gramm-Leach-Bliley Act; Financial Holding Companies The Financial Services Modernization Act of 1999, or the Gramm-Leach-Bliley Act, revised and expanded the provisions of the Bank Holding Company Act by including provisions that permit a bank holding company to qualify and elect to become a financial holding company. In addition to the permissible bank holding company activities listed above, a financial holding company may engage in additional activities that are financial in nature or incidental or complementary to financial activity. Under the regulations implementing the Gramm-Leach-Bliley Act, the following activities are considered financial in nature:

- lending, trust and other banking activities;
- insuring, guaranteeing or indemnifying against loss or harm, or providing and issuing annuities and acting as principal, agent or broker for these purposes, in any state;
- providing financial, investment or advisory services;

- issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;
- underwriting, dealing in or making a market in securities;
- other activities that the Federal Reserve Board may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;
- foreign activities permitted outside of the United States if the Federal Reserve Board has determined them to be usual in connection with banking operations abroad;
- merchant banking through securities or insurance affiliates; and
- insurance company portfolio investments.

To qualify to become a financial holding company, CapitalSouth Bank must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least "satisfactory." Additionally, we must file an election with the Federal Reserve Board to become a financial holding company and must provide the Federal Reserve Board with 30 days' written notice prior to engaging in a permitted financial activity. While we meet the qualification standards applicable to financial holding companies, we have not elected to become a financial holding company at this time.

Support of Subsidiary Institutions. Under Federal Reserve Board policy, we are expected to act as a source of financial strength for CapitalSouth Bank and to commit resources to support CapitalSouth Bank. This support may be required at times when, without this Federal Reserve Board policy, we might not be inclined to provide it. In addition, any capital loans made by us to CapitalSouth Bank will be repaid only after its deposits and various other obligations are repaid in full. In the unlikely event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of CapitalSouth Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

CapitalSouth Bank

General. Since CapitalSouth Bank is chartered as an Alabama state bank it is primarily subject to regulation and supervision by both the Federal Reserve Board and the Superintendent of Banking of the Alabama State Banking Department (the Superintendent). CapitalSouth Bank is an insured depository institution and, therefore, subject to regulation by the FDIC. In addition, our subsidiary bank is subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest charged, and limitations on the types of investments made and on the types of services offered. Various consumer laws and regulations also affect the operations of CapitalSouth Bank.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary deposit institution meets its capital restoration plan, subject to various limitations. The controlling holding company's obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary's assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC Insurance Assessments. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution's primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution's capital group and supervisory subgroup. In recent years, the assessment has been set at 0 for well-capitalized banks in the top supervisory subgroup but there is expected to be an assessment in 2007 for all banks. The overall level of assessments depends primarily upon claims against the deposit insurance fund. If bank failures were to increase, assessments could rise significantly. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 3.05 cents per $100 of deposits for the first quarter of 2007. The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act. The Community Reinvestment Act requires, in connection with examinations of financial institutions, federal banking regulators, in our case the Federal Reserve Board, to evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on CapitalSouth Bank. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements. CapitalSouth Bank received a "satisfactory" CRA rating from the Federal Reserve Board at its last examination.

Other Regulations. Interest and other charges collected or contracted for by CapitalSouth Bank are subject to state usury laws and federal laws concerning interest rates.

Federal Laws Applicable to Credit Transactions. CapitalSouth Bank's loan operations are also subject to federal laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;
- Servicemembers Civil Relief Act, which amended the Soldiers' and Sailors' Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and
- the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

Federal Laws Applicable to Deposit Operations. The deposit operations of CapitalSouth Bank are subject to:

- the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
- the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Capital Adequacy

CapitalSouth and CapitalSouth Bank are required to comply with the capital adequacy standards established by the Federal Reserve Board. The Federal Reserve Board has established risk-based and leverage measures of capital adequacy for bank holding companies. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

In order to be considered "well capitalized," the ratio of total capital to risk-weighted assets must equal at least 10%. Total capital consists of two components: Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 6% of risk-weighted assets in order to be "well capitalized." Tier 2 Capital generally consists of subordinated debt, other preferred stock and a limited amount of the allowance for loan losses. The total amount of Tier 2 Capital is limited to 100% of Tier 1 Capital. At December 31, 2006 our ratio of total capital to risk-weighted assets was 13.2% and our ratio of Tier 1 Capital to risk-weighted assets was 12.1%.

In addition, the Federal Reserve Board has established minimum guidelines for the ratio of Tier 1 Capital to average assets for bank holding companies (leverage ratio). These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve Board's risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a ratio of Tier 1 Capital to average assets of at least 4%. At December 31, 2006, our ratio of Tier 1 Capital to average assets was 10.2%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve Board considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

CapitalSouth and CapitalSouth Bank were each classified as "well capitalized" in all categories at December 31, 2006.

Additionally, in connection with our acquisition of a Florida bank charter, by which we obtained the legal authority to branch in Florida, CapitalSouth Bank was required by the Alabama State Banking Department as a condition to its approval to maintain a 7% Tier 1 capital to average assets ratio and at all times to remain well capitalized. In the event of failure to remain well capitalized, CapitalSouth Bank is required to submit a capital plan to the Superintendent of Banks of the State Banking Department for approval.

Payment of Dividends

CapitalSouth is a legal entity separate and distinct from CapitalSouth Bank. The principal source of CapitalSouth's cash flow, including cash flow to pay dividends to its stockholders, is dividends CapitalSouth Bank pays to its sole shareholder, CapitalSouth. Statutory and regulatory limitations apply to CapitalSouth Bank's payment of dividends to CapitalSouth as well as to CapitalSouth's payment of dividends to its stockholders.

The policy of the Federal Reserve Board that a bank holding company should serve as a source of strength to its subsidiary banks also results in the position of the Federal Reserve Board that a bank holding company should not maintain a level of cash dividends to its stockholders that places undue pressure on the capital of its bank subsidiaries or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company's ability to serve as such a source of strength. The ability of CapitalSouth to pay dividends is also subject to the provisions of Delaware law.

Dividend Rights

Subject to any preferences for preferred shares then outstanding, each share of our common stock is entitled to participate equally in dividends as and when declared by the board of directors out of funds legally available therefor. The payment of dividends is further subject to certain regulatory restrictions which prohibit us from paying any dividends except from retained earnings. As of December 31, 2006, we have retained earnings of approximately $13.7 million.

There are certain limitations on the payment of dividends by CapitalSouth Bank. Under the Alabama Banking Code, a state bank may not declare or pay a dividend in excess of 90% of the net earnings of such bank until the earned surplus (i.e., retained earnings) of the bank is equal to at least 20% of its stated capital, and thereafter the prior written approval of the Superintendent of Banks of the State of Alabama (the Superintendent) is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net earnings for that year combined with its retained net earnings for the preceding two years. No dividends, withdrawals or transfers may be made from a bank's surplus without the prior written approval of the Superintendent. As a member of the Federal Reserve System, CapitalSouth Bank must also comply with the dividend restrictions with which a national bank would be required to comply. Those provisions are generally similar to those imposed by the State of Alabama. Among other things, the federal restrictions require that if losses have at any time been sustained by a bank equal to or exceeding its undivided profits then on hand, no dividend may be paid. Although CapitalSouth has regularly paid dividends since 1996, there can be no assurances that CapitalSouth will be able to pay dividends in the future under the aforementioned regulatory limitations.

The payment of dividends by CapitalSouth and CapitalSouth Bank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

CapitalSouth is also restricted from paying dividends on its common stock if it has deferred payments of the interest, or if an event of default has occurred, on its junior subordinated debentures.

Restrictions on Transactions with Affiliates

CapitalSouth and CapitalSouth Bank are subject to the provisions of Section 23A of the Federal Reserve Board Act. Section 23A places limits on the amount of:

- a bank's loans or extensions of credit to affiliates;
- a bank's investment in affiliates;
- assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve Board;
- loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and
- a bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and allowance for loan losses and, as to all affiliates combined, to 20% of a bank's capital and surplus and allowance for loan losses. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. CapitalSouth Bank must also comply with other provisions designed to avoid the taking of low-quality assets. CapitalSouth and CapitalSouth Bank are also subject to the provisions of Section 23B of the Federal Reserve Board Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

CapitalSouth Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Privacy

Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. We and our subsidiary have established policies and procedures to assure our compliance with all privacy provisions of the Gramm-Leach-Bliley Act.

Consumer Credit Reporting

On December 4, 2003, President Bush signed the Fair and Accurate Credit Transactions Act amending the federal Fair Credit Reporting Act. These amendments to the Fair Credit Reporting Act (the FCRA Amendments) became effective in 2004.

The FCRA Amendments include, among other things:

- requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer's credit file stating that the consumer may be the victim of identity theft or other fraud;
- consumer notice requirements for lenders that use consumer report information in connection with risk-based credit pricing programs;
- for entities that furnish information to consumer reporting agencies (which would include CapitalSouth Bank and Capital Bank), requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate; and
- a requirement for mortgage lenders to disclose credit scores to consumers.

The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the opt-out), subject to certain exceptions. We do not share consumer information among our affiliated companies for marketing purposes, except as allowed under exceptions to the notice and opt-out requirements. Because CapitalSouth has only one affiliate, the limitations on sharing of information for marketing purposes do not have a significant impact on us.

Anti-Terrorism and Money Laundering Legislation

CapitalSouth Bank is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism of 2001 (the USA PATRIOT Act), the Bank Secrecy Act and rules and regulations of the Office of Foreign Assets Control (the OFAC). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships intended to guard against money laundering and terrorism financing. CapitalSouth Bank has established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures intended to comply with the foregoing rules.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Polices

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

Executive Officers of the Registrant

Executive Officers

The following table sets forth the name, age, primary occupation and business experience of executive officers as of December 31, 2006.

Name (Age)	Position with CapitalSouth and business experience during the past 5 years	
W. Dan Puckett (61)	1990-present	Chairman, Chief Executive Officer, President and Director of CapitalSouth and CapitalSouth Bank
John E. Bentley (46)	2002-present	CapitalSouth Bank – City President, Birmingham (Senior Vice President and Manager of Commercial Banking 2002 to 2005; assumed Manager of Consumer Banking December 2004; named City President, Birmingham December 2005; named CapitalSouth Bank President and Chief Operating Officer January 2007)
	2001-2002	Fant Industries, LLC (holding company for diverse businesses) - Chief Operating Officer
James Cooper, Jr. (55)	1992-present	CapitalSouth and CapitalSouth Bank – Executive Vice President and Chief Credit Officer (Senior Vice President /Senior Lender from 2000 to 2002; Executive Vice President of Lending from 2002 to present; named Chief Risk Officer March 2007)
Carol W. Marsh (45)	2003-present	CapitalSouth and CapitalSouth Bank – Senior Vice President and Chief Financial Officer
	2001-2003	Compass Bank - Director of Finance for the Consumer Banking Sales Delivery Group
Richard T. Perdue (52)	2004-present	CapitalSouth Bank - City President, Huntsville
	2001-2004	Union Planters Bank - Senior Vice President and Commercial Sales Manager
William D. Puckett, II (36)	2004-present	CapitalSouth Bank - Senior Vice President and Manager Real Estate Banking (named City President, Birmingham January 2007)
	1997-present	CapitalSouth Bank – Senior Vice President and Manager of Business Capital Group
H. Fred Coble, Jr. (46)	2005-present	CapitalSouth Bank – City President, Jacksonville
	2003-2005	AmSouth Bank – Senior Vice President and Commercial Middle Market Manager
	2001-2003	AmSouth Bank – Senior Vice President and Area Credit Officer

William D. Puckett, II is the son of W. Dan Puckett.

On January 5, 2007, the Company announced it had hired W. Flake Oakley, IV as President of the Company. Mr. Oakley is also a director of the Company. On March 13, 2007, James Cooper informed the Company of his intention to resign. The Company elected a new Chief Credit Officer immediately, and named Daniel W. Gibson to that position effective March 14, 2007.

Item 1A RISK FACTORS

An investment in our common stock involves risks. The discussion below presents the material risks associated with our company, but are not the only risks we face. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See "Cautionary Note Regarding Forward-looking Statements" on page 1.

Risks Related to Our Business

Our business strategy includes the continuation of growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue pursuing a growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development, such as the continuing need for infrastructure and personnel, the time and costs inherent in integrating a series of different operations and the ongoing expense of acquiring and staffing new banks or branches. We may not be able to expand our presence in our existing markets or successfully enter new markets and any expansion could adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Our ability to grow successfully will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. There can be no assurance of success or the availability of growth opportunities.

Our plans for future expansion and bank acquisitions depend, in some instances, on factors beyond our control, and an unsuccessful attempt to achieve growth through acquisitions could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We expect to continue to engage in new branch expansion in the future. We may also seek to acquire other financial institutions, such as the recently announced definitive agreement signed with Monticello Bancshares. Expansion involves a number of risks, including:

- the costs associated with establishing new locations and retaining experienced local management;
- time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- our potential inability to finance an acquisition without diluting the interests of our existing stockholders;
- the diversion of our management's attention to the negotiation of transactions, which may detract from their business productivity; and
- our entry into new markets in which we may lack experience.

Our continued pace of growth may require us to raise additional capital in the future, and unavailability of additional capital could adversely affect our financial condition and results of operations.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate issuing additional capital in connection with the acquisition of Monticello Bancshares. We may at some point, however, need to raise additional capital to support our continued internal growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth or acquisitions could be materially impaired.

Our decisions regarding credit risk could be inaccurate and our allowance for loan losses may be inadequate, which would materially and adversely affect our business, financial condition, results of operations and future prospects.

Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses, which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses that we consider adequate to absorb losses inherent in the loan portfolio based on our assessment of the information available. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. As we expand into new markets, our determination of the size of the allowance could be understated due to our lack of familiarity with market-specific factors.

If our assumptions are wrong, our current allowance may not be sufficient to cover our loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income. Our allowance for loan losses as of December 31, 2006, December 31, 2005, and December 31, 2004 was $4.3 million, $3.9 million, and $3.2 million, respectively.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

If the value of real estate in one or more of our core markets were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on our asset quality, capital structure and profitability.

A significant portion of our loan portfolio is comprised of loans secured by either commercial real estate or single family homes which are under construction. At December 31, 2006, approximately 81% of our loans had real estate as a component of collateral. In the majority of these loans, real estate was the primary collateral component. In some cases, and out of an abundance of caution, we take real estate as security for a loan even when it is not the primary component of collateral. The real estate collateral that provides an alternate source of repayment in the event of default may deteriorate in value during the term of the loan. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. We are subject to increased lending risks in the form of loan defaults as a result of the high concentration of real estate lending in our loan portfolio should the real estate market turn downward.

Competition from other financial institutions may adversely affect our profitability.

The banking business is highly competitive, and we experience strong competition from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial institutions which operate in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we must attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established and much larger financial institutions. In particular, our market areas are dominated by large national and regional financial institutions. While we believe we can and do successfully compete with these other financial institutions in our markets, we may face a competitive disadvantage as a result of our smaller size and lack of geographic diversification.

Although we compete by concentrating our marketing efforts in our primary market areas with local advertisements, personal contacts and greater flexibility in working with local customers, we can give no assurance that this strategy will be successful. See "Business - Market Area and Competition" on page 5.

Increased competition due to an increased number of new bank formations may adversely affect our business, profitability and financial condition.

In the past 3 years, several new banks have been formed in the Birmingham market area. We believe the rise in new bank formations is due in part to recent acquisition activity in the Birmingham market area. Other factors contributing to the rise in new back formations are the result of the market itself traditionally being very conducive to banking and the growth in the market. Similarly, Florida has one of the highest rates of formation of new banks in the United States. In this regard, there are new banks competing in the Jacksonville, Florida market. These new, smaller competitors are likely to cater to the same small business clientele and with similar relationship-based approaches as we do. Moreover, with their initial capital base to deploy, they could seek to rapidly gain market share by under-pricing the current market rates for loans and paying higher rates for deposits. This additional competition could have a material adverse effect on our business, profitability or financial condition.

Our recent results may not be indicative of our future results, and may not provide guidance to assess the risk of an investment in our common stock.

We may not be able to sustain our historical rate of growth and may not even be able to expand our business at all. In addition, our recent growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a rising interest rate environment, a strong residential housing market or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. As a small commercial bank, we have different lending risks than larger banks. We provide services to our local communities; thus, our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to small to medium-sized businesses, which may expose us to greater lending risks than those faced by banks lending to larger, better-capitalized businesses with longer operating histories. We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through our loan approval and review procedures. Our use of historical and objective information in determining and managing credit exposure may not be accurate in assessing our risk.

Our ability to pay dividends is limited and we may be unable to pay future dividends. As a result, capital appreciation, if any, of our common stock may be your sole opportunity for gains on your investment for the foreseeable future.

We have paid cash dividends in the past and expect to continue to pay cash dividends in the foreseeable future. The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors out of funds legally available therefore. As part of our consideration to pay cash dividends, we intend to retain adequate funds from future earnings to support the development and growth of our business. In addition, our ability to pay dividends is restricted by federal policies and regulations. It is the policy of the Board of Governors of the Federal Reserve System (Federal Reserve Board) that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. Further, our principal source of funds to pay dividends is cash dividends that we receive from our subsidiary. The payment of dividends by our subsidiary bank to us is subject to restrictions imposed by federal banking laws, regulations and authorities. See "Business - Supervision and Regulation" on page 9.

We are dependent on the services of our management team and the unexpected loss of key officers may adversely affect our operations.

Our success is, and is expected to remain, highly dependent on certain executive officers, especially W. Dan Puckett, John E. Bentley, Carol W. Marsh, Richard T. Perdue, William D. Puckett, II and H. Fred Coble, Jr. This is particularly true because, as a small commercial bank, we depend on our management team's ties to the community to generate business for us. Our rapid growth will continue to place significant demands on our management, and the loss of services from a member of our current management team may have an adverse effect upon us. We do not have employment agreements or non-compete agreements with any of our executive officers. In the absence of these types of agreements, our executive officers are free to resign their employment at any time and accept an offer of employment from another company, including a competitor. If we fail to retain our key employees, our growth and profitability could be adversely affected.

Our directors and executive officers own a significant portion of our common stock and can exert significant control over our business and corporate affairs.

Our directors and executive officers, as a group, beneficially owned approximately 25% of our outstanding common stock as of December 31, 2006. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.

Anti-takeover provisions of our Restated Certificate of Incorporation and Bylaws could delay or prevent a takeover of us by a third party.

Certain provisions of our Restated Certificate of Incorporation and Bylaws may be deemed to have the effect of making more difficult an acquisition of control of our company in a transaction not approved by our board of directors. Our Restated Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In the event of such issuance, the preferred stock could also be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we do not currently intend to issue any shares of preferred stock, we may issue such shares in the future.

Our Restated Certificate of Incorporation also provides that our board of directors will be divided into three classes serving staggered three-year terms and that a director may only be removed for cause. These provisions could enable a minority of our stockholders to prevent the removal of a director sought to be removed by a majority of the stockholders and may tend to enhance management's ability to retain control over our affairs and to preserve the director's present position on the board.

The ability of stockholders to act by written consent or call special meetings of stockholders is subject to restrictions. This reduces our stockholders' ability to initiate or effect corporate actions independently of the board of directors.

Risks Related to Our Industry

Our profitability is vulnerable to interest rate fluctuations.

Most of our assets and liabilities are monetary in nature and subject us to significant risks from changes in interest rates. Our profitability depends to a large extent on our net interest income, and changes in interest rates can impact our net interest income as well as valuation of our assets and liabilities.

We currently have a negative (or liability sensitive) one-year gap position and, as a result, net interest income will be adversely affected if market rates rise so that the interest we pay on deposits and borrowings increases faster than the interest earned on loans and investments. Accordingly, like most financial institutions, our results of operations are significantly affected by changes in interest rates and our ability to manage interest rate risks. Changes in market interest rates, or changes in the relationships between short-term and long-term market interest rates, or changes in the relationship between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income, or a decrease in interest rate spread.

One source of our noninterest income is gains on the sale of loans, including SBA loans, through our Business Capital Group. Changes in interest rates may negatively affect our ability to originate these loans and our ability to realize gains on the sale of these loans. See "Business" on page 2.

An economic downturn or natural disaster, especially one affecting our market areas, could adversely affect our financial conditions, results of operations or cash flow.

We are subject to the local economies in the MSA's of Birmingham-Hoover, Huntsville and Montgomery, Alabama and Jacksonville, Florida. Our success depends in part upon the stability or growth in population, income levels, deposits and housing starts in our primary market areas. If prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Unpredictable economic conditions may have an adverse effect on the quality of our loan portfolio and on our financial performance. Economic recession over a prolonged period or other economic factors in our market areas could have a material adverse impact on the quality of the loan portfolio and the demand for our products and services. Future adverse changes in the economies of our market areas may have a material adverse effect on our financial condition, results of operations or cash flows. Further, the banking industry in Alabama and Florida is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond our control. As a small commercial bank, we are less able to spread the risk of unfavorable local economic conditions than are larger national or regional banks. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur. The Florida market, including our Jacksonville banking office, and portions of our Alabama market, principally south of Montgomery, are also subject to risks from hurricanes. Though to date we have not been adversely impacted by recent storms, hurricanes may damage or dislocate our facilities (though we have computer back-up and other emergency contingency plans in place), may damage or destroy collateral, adversely affect the livelihood of borrowers and otherwise cause significant economic dislocation in affected areas. See "Business" on page 2.

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could adversely affect our profitability.

We are primarily regulated by the Federal Reserve Board by virtue of the fact that we are a registered bank holding company. Our subsidiary bank is also primarily regulated by the Federal Reserve Board and the Alabama State Banking Department. The process of complying with Federal Reserve Board regulations is costly to us and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capital requirements of our regulators. Violations of various laws, even if unintentional, may result in significant fines or other penalties, including restrictions on branching or bank acquisitions. Recently, banks generally have faced increased regulatory sanctions and scrutiny particularly with respect to the USA Patriot Act and other statutes relating to anti-money laundering compliance and customer privacy.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

As a new public company, the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 (SOX), and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq will apply to our operations. These laws and regulations increase the scope, complexity and cost of corporate governance, reporting and disclosure practices. Despite our conducting business in a highly regulated environment, these laws and regulations have different requirements for compliance than we have previously experienced. Our expenses related to services rendered by our accountants, legal counsel and consultants will increase in order to ensure compliance with these laws and regulations that we will be subject to as a public company. In addition, it is possible that the sudden application of these requirements to our business will result in some cultural adjustments and strain our management resources.

We are currently in the process of conducting a comprehensive review and confirmation of the adequacy of our existing systems and controls as will be required under Section 404 of SOX. We may discover deficiencies in existing systems and controls. If that is the case, we intend to take the necessary steps to correct any deficiencies, and these steps may be costly to us and may strain our management resources. Our inability to comply with SOX and subsequent public disclosure of that fact may result in a decline in the market price for our common stock.

Changes in monetary policies may have an adverse effect on our business.

Our results of operations are affected by policies of monetary authorities, particularly the Federal Reserve Board. Actions by monetary and fiscal authorities, including the Federal Reserve Board, could have an adverse effect on our deposit levels, loan demand or business and earnings. See "Business - Supervision and Regulation" on page 9.

Item 1B UNRESOLVED STAFF COMMENTS

None

Item 2 PROPERTIES

During 2006, we conducted our business primarily through our office located at 2340 Woodcrest Place, Suite 200, Birmingham, Jefferson County, Alabama. This location, which also serves as CapitalSouth Bank's main office, opened for business as a bank office in 1994. CapitalSouth Bank acquired ownership of the building which includes our main office in 2005. We presently own a parcel of property on Carmichael Road in Montgomery, Alabama, near the present main office in Montgomery. We are considering constructing a new main office on that site though no firm plans have been made in that regard.

We believe that our banking offices are in good condition, are suitable to our needs and, for the most part, are relatively new. The following table summarizes pertinent details of our owned or leased banking and loan production offices.

State MSA Office Address	City	Zip Code	Owned or Leased	Date Opened
ALABAMA				
Birmingham-Hoover MSA				
2340 Woodcrest Place	Birmingham	35209	Owned	2/10/1994
1301 Decatur Highway	Fultondale	35068	Owned	9/9/2004
3309 Lorna Road, Suite 13	Hoover	35216	Leased	6/30/2004
260 West Valley Avenue	Homewood	35209	Leased	9/9/2005
2695 Pelham Parkway	Pelham	35124	Owned	1/18/2005
Total for Birmingham-Hoover MSA:		**5 Office(s)**		
Huntsville MSA				
2123 Whitesburg Drive	Huntsville	35801	Leased	10/15/2004
Total for Huntsville MSA:		**1 Office(s)**		
Montgomery MSA				
4138 Carmichael Road	Montgomery	36106	Leased	12/5/2001
3311 Malcolm Drive	Montgomery	36117	Owned	12/15/2005
Total for Montgomery MSA:		**2 Office(s)**		
Total Offices in Alabama:		**8 Office(s)**		
FLORIDA				
Jacksonville MSA				
10161 Centurion Pkwy, N	Jacksonville	32256	Leased	3/10/2006
Total for Jacksonville MSA:		**1 Office(s)**		
Total Office in Florida:		**1 Office(s)**		
	Total Number of Offices:	**9**		

We are not aware of any environmental problems with the properties that we own or lease that would be material, either individually or in the aggregate, to our operations or financial condition.

Item 3 LEGAL PROCEEDINGS

While CapitalSouth and CapitalSouth Bank are from time to time parties to various legal proceedings arising in the ordinary course of their business, management believes, after consultation with legal counsel, that there are no proceedings threatened or pending against us or CapitalSouth Bank that will, individually or in the aggregate, have a material adverse affect on our business or consolidated financial condition. CapitalSouth has received a letter from another depository institution asserting that the name "CapitalSouth Bank" infringes on such other institution's registered trademark. CapitalSouth believes there is no merit to this claim and intends to vigorously oppose such contention. CapitalSouth has obtained its own federal registration of the mark "CapitalSouth." If an action were filed regarding the alleged infringement and if CapitalSouth did not prevail, we would operate under a different, yet undetermined, name.

Item 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2006.

PART II

Item 5 MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Common Stock

Our common stock has been quoted on The Nasdaq Global Market under the symbol "CAPB" since December 13, 2005. Prior to that date, there was no public market for our common stock. As of March 16, 2007, there were 206 stockholders of record, and the closing price of our common stock was $18.07 per share as reported by the Nasdaq Global Market.

The following table sets forth for the indicated periods the high and low sales prices for our common stock on the Nasdaq Global Market.

	Closing Price Per Share (1)		Dividends Declared
	High	Low	Per Share
2006			
First quarter	$ 22.000	$ 18.310	$0.00 (2)
Second quarter	22.970	19.850	0.06
Third quarter	21.140	19.000	0.06
Fourth quarter	22.000	18.750	0.06
2005			
Fourth quarter	$ 18.485	$ 17.750	$0.10 (2)

(1) The price information represents actual transactions. The Company's common stock began trading on the Nasdaq Global Market on December 13, 2005.

(2) A semi-annual dividend of $.10 per share was declared in December, 2005.

Dividend Policy

Dividends are paid at the discretion of our board of directors. We have paid regular semi-annual cash dividends on our common stock since 1996, and our board of directors presently intends to continue the payment of these regular cash dividends. We declared a quarterly dividend in the amount of $0.06 per share in June 2006, October 2006 and December 2006. We have paid total dividends in the amount per share of $0.18 for 2006 and $.20 for 2005. However, the amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of our earnings, capital requirements, our financial condition and our ability to service any equity or debt obligations senior to our common stock, and will depend on cash dividends paid to us by our subsidiary bank. As a result, our ability to pay future dividends will depend on the earnings of our subsidiary bank, its financial condition and need for funds.

There are a number of restrictions on our ability to pay cash dividends. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries. For a foreseeable period of time, our principal source of cash will be dividends paid by our subsidiary bank with respect to its capital stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. See "Supervision And Regulation - Payment of Dividends" under Item 1 Business on page 13.

As of December 31, 2006 an aggregate of approximately $6.2 million was available for payment of dividends by our subsidiary bank to us under applicable regulatory restrictions, without regulatory approval. Regulatory authorities could impose administratively stricter limitations on the ability of our subsidiary bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements. We are also restricted from paying dividends on our common stock if we have deferred payments of the interest, or if an event of default has occurred, on our junior subordinated debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 29.

Unregistered Sales of Equity Securities

None

Use of Proceeds from the Sale of Registered Securities

On December 12, 2005, a registration statement (Registration No. 333-128829) relating to our initial public offering of our common stock was declared effective by the Securities and Exchange Commission. Under this registration statement, we registered 600,000 shares of our common stock, and another 90,000 shares subject to the underwriter's over-allotment option. All 690,000 shares of common stock registered under the registration statement, including the 90,000 shares covered by the over-allotment option, were sold at a price to the public of $18.75 per share. The initial offering closed on December 16, 2005, and the over-allotment option exercise closed on January 6, 2006. Sterne, Agee & Leach, Inc. was the underwriter for our initial public offering.

Our aggregate net proceeds from the sale of shares of common stock in the offering were approximately $11,376,100, after deducting an aggregate of $905,625 in underwriting discounts and commissions paid to the underwriter and $655,762 in other expenses incurred in connection with the offering. We used $3 million of the net proceeds to retire debt, and injected $5 million of the net proceeds into CapitalSouth Bank as capital to support continued growth and expansion. We invested the remainder of the net proceeds in investment-grade, interest bearing instruments, pending their use for general corporate purposes. We anticipate using most, or all, of the remainder as part of the consideration for the acquisition of Monticello Bancshares.

Equity Compensation Plans

The following table sets forth information regarding our equity compensation plans under which shares of our common stock are authorized for issuance. We have two equity compensation plans currently in effect - the CapitalSouth Bancorp 2005 Stock Incentive Plan and the Directors Compensation Plan. The Directors Compensation Plan allows the issuance of shares of our common stock in place of directors' fees. We are still administering certain awards of options which were granted and are still outstanding under our CapitalSouth Bancorp 1994 Stock Incentive Plan and CapitalSouth Bancorp 2004 Incentive Stock Option Plan, although both of those plans have expired. All data in the table below is presented as of December 31, 2006.

	Number of securities to be issued upon outstanding options	Weighted-average exercise price of outstanding options	Number of shares remaining available for future issuance under the plans (excludes outstanding options)
Equity compensation plans approved by security holders	164,650	$ 14.24	259,894
Equity compensation plans not approved by security holders	-	-	-
Total	164,650	$ 14.24	259,894

See Note 12 to the consolidated financial statements for information regarding the material features of the above plans.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any shares of our common stock during the quarter ended December 31, 2006.

Stock Performance Graph

The following graph shows a comparison from December 13, 2005 (the date our common stock commenced trading on the Nasdaq Global Market) through December 29, 2006 (the final trading day of fiscal 2006) of the cumulative total return for our common stock, the Nasdaq Global Market Composite Index, the Nasdaq Financial 100 Index and the Nasdaq Community Bank Index. This presentation assumes $100 was invested in shares of the relevant issuers on December 13, 2005, and dividends received were immediately reinvested in additional shares. We added the Nasdaq Community Bank Index for 2006 because our stock is included in the index.

Comparison of Cumulative Total Return

CapitalSouth Bancorp

(Performance through December 29, 2006)


110.00
108.00
106.00
104.00
102.00
100.00
98.00
96.00
Index Value
12/13/2005
12/30/2005
12/29/2006
CapitalSouth Bancorp
NASDAQ Composite Index
NASDAQ Financial 100 Index
NASDAQ Community Bank Index

Index	Period Ending 12/13/2005	12/30/2005	12/29/2006
CapitalSouth Bancorp	100.00	98.97	103.58
NASDAQ Community Bank Index	100.00	97.57	108.14
NASDAQ Composite Index	100.00	97.37	106.64
NASDAQ Financial 100 Index	100.00	97.47	107.82

Item 6 SELECTED FINANCIAL DATA

Our selected consolidated financial data is presented below as of and for the years ended December 31, 2002 through 2006. The selected consolidated financial data presented below as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006, are derived from our audited consolidated financial statements and related notes in this Annual Report on Form 10-K and should be read in conjunction with the consolidated financial statements and related notes, along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 29.

	As of and for the Years Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollar amounts in thousands, except per share amounts)				
Results of Operations:					
Interest income	$ 31,091	$ 21,919	$ 15,210	$ 12,856	$ 12,968
Interest expense	15,328	8,876	5,174	5,076	5,925
Net interest income	15,763	13,043	10,036	7,780	7,043
Provision for loan losses	621	914	847	820	877
Net interest income after provision for loan losses	15,142	12,129	9,189	6,960	6,166
Noninterest income	3,290	2,552	2,060	2,079	1,961
Noninterest expense	13,925	10,840	8,389	6,926	6,378
Income before provision for income taxes	4,507	3,841	2,860	2,113	1,749
Provision for income taxes	1,579	1,264	983	616	539
Net income	$ 2,928	$ 2,577	$ 1,877	$ 1,497	$ 1,210
Common Share Data:					
Basic earnings per share	$ 0.99	$ 1.13	$ 0.84	$ 0.66	$ 0.53
Diluted earnings per share	0.97	1.12	0.83	0.65	0.52
Cash dividends declared per share	0.18	0.20	0.18	0.16	0.16
Book value per share	13.89	12.93	11.21	10.44	10.38
Tangible book value per share	13.47	12.48	11.21	10.44	10.38
Period End Balances:					
Total assets	$ 481,989	$ 423,508	$ 337,696	$ 293,282	$ 250,228
Earning assets	456,686	395,219	322,856	279,662	235,746
Loans, net	370,579	323,365	255,508	203,334	172,642
Securities(1)	81,697	67,886	63,948	71,630	59,638
Deposits	401,297	329,429	261,531	202,505	183,061
Borrowings(2)	34,866	52,452	47,927	66,207	41,947
Stockholders' equity	41,348	36,874	25,130	23,273	23,959
Common shares outstanding	2,975,934	2,852,670	2,241,683	2,230,085	2,308,190
Average Balances:					
Total assets	$ 449,063	$ 369,949	$ 308,200	$ 270,333	$ 230,497
Earning assets(3)	425,036	349,405	295,149	259,262	218,867
Loans	350,732	280,418	225,681	189,907	151,655
Deposits	373,736	300,065	226,367	195,111	167,084
Borrowings	31,355	39,687	55,527	51,207	38,502
Stockholders' equity	39,941	26,452	24,158	22,802	24,530
Shares outstanding—basic	2,964,041	2,271,878	2,233,506	2,276,382	2,203,502
Shares outstanding—diluted	3,020,668	2,304,349	2,268,886	2,315,222	2,346,009

	As of and for the Years Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollar amounts in thousands, except per share amounts)				
Performance Ratios:					
Return on average assets	0.65 %	0.70 %	0.61 %	0.55 %	0.52 %
Return on average equity	7.33	9.74	7.77	6.57	4.93
Return on average tangible assets	0.65	0.70	0.61	0.55	0.52
Return on average tangible equity	7.57	9.91	7.77	6.57	4.93
Net interest spread(4)	3.04	3.34	3.13	2.74	2.82
Net interest margin(5)	3.76	3.77	3.43	3.04	3.26
Efficiency ratio(6)	73.08	69.51	69.35	70.25	70.84
Average loans to average deposits	93.84	93.45	99.70	97.33	90.77
Capital Ratios:					
Average equity to average assets	8.89 %	7.15 %	7.84 %	8.43 %	10.64 %
Average tangible equity to average tangible assets	8.63	7.04	7.84	8.43	10.64
Dividend payout ratio	18.18	17.70	21.43	24.24	30.19
Tier 1 capital to risk adjusted assets	12.11	13.50	11.60	13.30	15.50
Tier 1 capital to average assets	10.23	11.30	9.30	10.20	12.00
Total capital to risk adjusted assets	13.20	14.70	12.90	14.60	16.80
Asset Quality Ratios:					
Nonperforming assets to total assets(7)	0.45 %	0.42 %	0.50 %	0.69 %	0.94 %
Allowance for loan loss to nonperforming loans(8)	260.63	228.95	246.34	161.67	105.26
Net loans charged-off to average loans	0.04	0.09	0.14	0.25	0.27
Provision for loan loss to average loans	0.18	0.33	0.38	0.43	0.58
Allowance for loan losses to total loans	1.15	1.18	1.24	1.30	1.35

(1) Consists of investment securities available-for-sale and held-to-maturity and FHLB and FRB stock.
(2) Consists of federal funds purchased, FHLB advances, notes payable, repurchase agreements and subordinated debentures.
(3) Excludes fair market value adjustment on investment securities available-for-sale.
(4) Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities on a tax-equivalent basis.
(5) Net interest margin is net interest income divided by average interest-earning assets on a tax-equivalent basis.
(6) Efficiency ratio is noninterest expense divided by the sum of net interest income plus noninterest income.
(7) Nonperforming assets consist of nonperforming loans, foreclosed assets and repossessions.
(8) Nonperforming loans consist of nonaccrual loans and accruing loans contractually past due 90 days or more (of which we have none).

GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures

The information set forth above contains certain financial information determined by methods other than in accordance with generally accepted accounting policies (GAAP). These non-GAAP financial measures are "return on average tangible equity," "return on average tangible assets," "average tangible equity to average tangible assets" and "tangible book value per share." Our management uses these non-GAAP measures in its analysis of CapitalSouth's performance.

"Return on average tangible equity" is defined as earnings for the period divided by average equity reduced by average goodwill and other intangible assets. "Return on average tangible assets" is defined as earnings for the period divided by average assets reduced by average goodwill and other intangible assets. Our management includes these measures because it believes that they are important when measuring CapitalSouth's performance against entities with higher levels of goodwill and other intangibles. These measures are used by many investors as part of their analysis of the bank holding company's performance.

"Average tangible equity to average tangible assets" is defined as average total equity reduced by recorded average intangible assets divided by average total assets reduced by recorded average intangible assets. This measure is important to many investors in the marketplace who are interested in the equity to assets ratio exclusive of the effect of changes in average intangible assets on average equity and average total assets.

"Tangible book value per share" is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. This measure is important to many investors in the marketplace who are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of the company.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other bank holding companies. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures.

	As of and for the Years Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollar amounts in thousands except per share amounts)				
Book value of equity	$ 41,348	$ 36,874	$ 25,130	$ 23,273	$ 23,959
Intangible assets	1,276	1,277	7	8	9
Book value of tangible equity	$ 40,072	$ 35,597	$ 25,123	$ 23,265	$ 23,950
Average assets	$ 449,063	$ 369,949	$ 308,200	$ 270,333	$ 230,497
Average intangible assets	1,277	450	8	9	10
Average tangible assets	$ 447,786	$ 369,499	$ 308,192	$ 270,324	$ 230,487
Return on average assets	0.65%	0.70%	0.61%	0.55%	0.52%
Effect of average intangible assets	-	-	-	-	-
Return on average tangible assets	0.65%	0.70%	0.61%	0.55%	0.52%
Average equity	$ 39,941	$ 26,452	$ 24,158	$ 22,802	$ 24,530
Average intangible assets	1,277	450	8	9	10
Average tangible equity	$ 38,664	$ 26,002	$ 24,150	$ 22,793	$ 24,520
Return on average equity	7.33%	9.74%	7.77%	6.57%	4.93%
Effect of average intangible assets	0.24	0.17	-	-	-
Return on average tangible equity	7.57%	9.91%	7.77%	6.57%	4.93%
Average equity to average assets	8.89%	7.15%	7.84%	8.43%	10.64%
Effect of average intangible assets	(0.26)	(0.11)	-	-	-
Average tangible equity to average tangible assets	8.63%	7.04%	7.84%	8.43%	10.64%
Per Common Share:					
Book value	$ 13.89	$ 12.93	$ 11.21	$ 10.44	$ 10.38
Effect of intangible assets	0.42	0.45	-	-	-
Tangible book value	$ 13.47	$ 12.48	$ 11.21	$ 10.44	$ 10.38

Item 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

As of December 31, 2006, we had total assets of approximately $482.0 million, total net loans of approximately $370.6 million, total deposits of approximately $401.3 million and stockholders' equity of approximately $41.3 million. Net income for the year ended December 31, 2006 was $2.9 million, or $0.99 and $0.97 per basic and diluted share, respectively, compared to net income of $2.6 million, or $1.13 and $1.12 per basic and diluted share, respectively, for the comparative period in 2005.

Our primary source of revenue is net interest income. Our net interest income accounted for 82.7% of gross revenue for the year ended December 31, 2006 as compared to 83.6%, and 83.0%, for 2005 and 2004, respectively. An analysis of net interest income is provided in the subheading entitled "Net Interest Income" below.

Our earnings performance is dependent on our ability to generate net interest income and the primary source of net interest income is interest income on loans. The primary risks associated with our net interest income generation are credit risk and interest rate risk.

During the last three years, we have experienced an improving trend in credit quality as net charge-offs have decreased and nonperforming assets have remained at a satisfactory level. We manage credit risk through sound underwriting practices in connection with loan origination and ongoing review systems during the life of the loans. These procedures are discussed in more detail in the loan origination section below.

Short-term interest rates, including the prime lending rate, increased during the first half of 2006, but remained stable over the last half of the year. In contrast, the cost of funding increased during the second half of 2006 as term liabilities matured and rolled into higher cost funds as well as the effect of competitive pricing pressure. As a result, our net interest margin narrowed in the fourth quarter. Despite the year-to-year stability in net interest margin, the company expects that a challenging rate climate will continue, at least in the near term. We manage interest rate risk with a monthly analysis of trends related to our net interest margin and the impact of changing interest rates. We also model future performance expectations based on changing interest rates with a simulation model for asset/liability management. These procedures are discussed in more detail in the market risk and asset/liability management sections below.

Our strategy is to continue to increase our presence in our primary markets in the Birmingham, Huntsville and Montgomery metropolitan markets in Alabama and to expand our presence in the Jacksonville, Florida market. We plan to place greater emphasis on acquisitions and expansion into new markets as these opportunities arise. We also plan to continue utilizing our loan production office in Atlanta, Georgia through our Business Capital Group to increase our noninterest income generated from gain on sale of loans.

Critical Accounting Policies and Estimates

Our accounting policies are in accordance with accounting principles generally accepted in the United States and with general practices within the banking industry. Management makes a number of estimates and assumptions relating to reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during periods presented. Different assumptions in the application of these methods or policies could result in material changes in our financial statements. As such, the following policies are considered "critical accounting policies" for us.

Allowance for Loan Losses

The allowance for loan losses is established and maintained at levels management deems adequate to absorb anticipated credit losses from identified and otherwise inherent risks in the portfolio as of the balance sheet date. In assessing the adequacy of the allowance, we review the quality of, and risks in, loans in the portfolio. We also consider such factors as:

- specific known risks;
- our loan loss experience;
- adverse situations that may affect a borrower's ability to repay;
- the status and amount of past due and nonperforming assets;
- underlying estimated values of collateral securing loans;
- current and anticipated economic conditions; and
- other factors which management believes affect the allowance for loan losses.

An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by our credit administration department and presented to our subsidiary bank's board of directors on a monthly basis. In addition, loan reviews are performed regularly on the quality of the loan portfolio and related adequacy of the allowance by an individual independent of the lending function. We have outsourced loan review of loans in excess of $3 million to an experienced loan review company which reviews these loans and provides reports approximately two times per year. Based on our analysis, which includes risk factors such as charge-off rates, past dues and loan growth, we may determine that our future loan loss provision needs to increase or decrease in order for us to maintain the allowance at a level sufficient to absorb inherent credit losses. If we become aware that any of these factors has materially changed, our estimate of credit losses in the loan portfolio and the related allowance could also change. All loans have a risk grade assigned at the time the loan is booked. These risk grades are evaluated periodically for appropriateness based on the performance of the borrower and as new information is received on the borrower's financial condition. The related allowance is calculated based on the risk grade assigned to the loan unless the loan is classified as special mention, substandard, doubtful or loss. Once a loan is classified, an evaluation is made on a specific allowance to be assigned. Accordingly, changes in classification of a loan may change the amount of allowance allocated for that loan. The allowance for loan losses is replenished through a provision for loan losses that is charged against our earnings. As a result, variations in the allowance affect our earnings directly.

While it is our policy to charge-off loans in the current period when a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

Carrying Value of Securities

Securities designated as available-for-sale are carried at fair value. However, the unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from net income and is reported, net of deferred taxes, as a component of stockholders' equity as accumulated other comprehensive income (loss). Securities held-to-maturity are carried at amortized cost, as CapitalSouth has the ability, and management has the positive intent, to hold these securities to maturity. Premiums and discounts on securities are amortized and accreted according to the interest method.

Treatment of Derivative Financial Instruments and Hedging Activities

As part of its overall interest rate risk management activities, CapitalSouth utilizes derivative instruments (i) to modify the re-pricing characteristics of assets and liabilities and (ii) to serve as an economic hedge of the fair value risk of fixed-rate liabilities. The primary instruments utilized by CapitalSouth are interest rate swaps. The fair values of these derivative financial instruments are based on dealer quotes and are recorded as an asset or liability and are recognized on the balance sheet at fair value.

Accounting for Stock-Based Compensation

On July 1, 2005, the Company early adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment,* which requires the Company to recognize the costs of its employee stock option awards in its income statement. According to SFAS No. 123R, the total cost of the Company's share based awards is equal to their grant date fair value and is recognized as expense on a straight-line basis over the service periods of the awards. The Company adopted the fair value recognition provisions of SFAS No. 123R using the modified retrospective method only to the beginning of the annual period of adoption, January 1, 2005. Under this method, compensation cost recognized in 2006 and 2005 includes compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. No compensation cost was recognized for share-based payments granted prior to January 1, 2005, as all options were fully vested at January 1, 2005. Compensation cost of $170,200 and $15,947 were recognized for share-based payments granted during 2006 and 2005, respectively.

Treatment of Deferred Tax Assets

Management's determination of the realization of deferred tax assets is based upon its judgment of various future events and uncertainties, including the timing and amount of future income earned by certain subsidiaries and the implementation of various tax plans to maximize realization of the deferred tax assets. Management believes that CapitalSouth will generate sufficient operating earnings to realize the deferred tax benefits. Examinations of our income tax returns or changes in tax law may impact our tax liabilities and resulting provisions for income taxes.

YEARS ENDED DECEMBER 31, 2006, 2005 and 2004

Results of Operations

We reported net income for 2006 of $2.9 million versus net income for 2005 of $2.6 million. Our net income for 2004 was $1.9 million. In 2006, basic net income was $0.99 per share and $0.97 per diluted share, respectively. In 2005, basic net income was $1.13 per share and $1.12 per diluted share, respectively. For 2004, basic net income was $0.84 per share and $0.83 per diluted share, respectively.

Net income in 2006 was above the 2005 level as a result of our increased net interest income and the recognition of an after-tax gain from the sale of our investment in Consumer National Bank in Jackson, Mississippi ("CNB") in connection with the acquisition of CNB by another bank. Our overhead also increased in 2006 as a result of significant investments made in opening three new branch offices in 2005. As of December 31, 2006, we had 9 banking offices, including our headquarters office, one loan production office and 124 full time equivalent employees. We expect to continue to expand our banking office network and our employee base in 2007. However, we are mindful of the fact that growth and increasing the number of offices add expenses (such as administrative costs, occupancy, salaries and benefits expenses) before earnings. This is especially the case with respect to offices in new market areas.

The following table summarizes the components of income and expense and the changes in those components for the past three years.

Condensed Consolidated Statements of Income
For the Years Ended December 31,

		Change from the Prior Year			Change from the Prior Year		
	2006	Amount	%	2005	Amount	%	2004
Interest income	$ 31,091	$ 9,172	41.8 %	$ 21,919	$ 6,709	44.1 %	$ 15,210
Interest expense	15,328	6,452	72.7	8,876	3,702	71.6	5,174
Net interest income	15,763	2,720	20.9	13,043	3,007	30.0	10,036
Provision for loan losses	621	(293)	(32.1)	914	67	7.9	847
Net interest income after provision for loan losses	15,142	3,013	24.8	12,129	2,940	32.0	9,189
Noninterest income	3,290	738	28.9	2,552	492	23.9	2,060
Noninterest expense	13,925	3,085	28.5	10,840	2,451	29.2	8,389
Income before provision for income taxes	4,507	666	17.3	3,841	981	34.3	2,860
Provision for income taxes	1,579	315	24.9	1,264	281	28.6	983
Net income	$ 2,928	$ 351	13.6 %	$ 2,577	$ 700	37.3 %	$ 1,877

Further explanation, with year-to-year comparisons of the income and expense, is provided below.

Net Interest Income

In 2006, net interest income was $15.8 million or 20.9% more than the 2005 level of $13.0 million, which in turn was 30.0% more than the 2004 level of $10.0 million.

Total interest income in 2006 was $31.1 million, a 41.8% increase over the 2005 level of $21.9 million, which was 44.1% higher than the 2004 level of $15.2 million. The year-over-year increase in interest income in 2006 was the result of earning asset growth and increasing interest rates for the first half of the year. The increase in interest income in 2005 compared with 2004 was the result of earning asset growth and increasing rates for the full year of 2005. A large percentage of our loans are tied to variable rate indices; accordingly, the income recognized on these loans fluctuates with changes in the market rate of interest. The average prime rates were 7.96%, 6.19%, and 4.34% for the years 2006, 2005, and 2004, respectively.

The following table details average balances of interest-earning assets and interest-bearing liabilities, the fully taxable equivalent amount of interest earned/paid thereon, and the fully taxable equivalent yield/rate for the years ended December 31, 2006, 2005, and 2004. The loan averages include loans on which the accrual of interest has been discontinued. Income on certain nonaccrual loans is recognized on a cash basis.

Average Consolidated Balance Sheets and Net Interest Analysis
on a Fully Tax-Equivalent Basis
For the Years Ended December 31,

	2006			2005			2004		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollar amounts in thousands)								
Assets									
Earning assets:									
Loans, net of unearned income	$350,732	$28,162	8.03%	$280,418	$19,427	6.93%	$ 225,681	$12,846	5.69%
Investment securities(1)	68,361	2,826	4.13	61,289	2,316	3.78	65,853	2,342	3.56
Other earning assets	5,943	318	5.35	7,698	297	3.86	3,615	116	3.22
Total earning assets	425,036	31,306	7.37	349,405	22,040	6.31	295,149	15,304	5.19
Other assets	24,027			20,544			13,051		
Total assets	$449,063			$369,949			$ 308,200		
Liabilities and stockholders' equity									
Interest-bearing liabilities:									
NOW and money market accounts	112,591	4,160	3.69	88,683	2,121	2.39	60,695	899	1.48
Savings deposits	3,657	13	0.36	3,740	13	0.35	3,843	13	0.34
Time deposits < $100,000	174,794	7,961	4.55	134,632	4,271	3.17	103,172	2,349	2.28
Time deposits > $100,000	25,275	1,081	4.28	26,067	750	2.88	22,594	440	1.95
State of Alabama time deposits	6,018	277	4.60	5,780	167	2.89	5,780	69	1.19
Federal funds purchased	7,149	383	5.36	10,117	320	3.16	22,370	393	1.76
FHLB advances	6,595	393	5.96	9,685	412	4.25	14,402	562	3.90
Repurchase agreements	9,878	461	4.67	12,490	368	2.95	12,550	175	1.39
Subordinated debentures	7,733	598	7.73	5,740	379	6.60	5,000	232	4.63
Other borrowings	-	-	-	1,655	75	4.53	1,205	42	3.61
Total interest-bearing liabilities	353,690	15,327	4.33	298,589	8,876	2.97	251,611	5,174	2.06
Net interest spread		$15,979	3.04		$13,164	3.34		$10,130	3.13
Noninterest-bearing demand deposits	51,401			41,163			30,283		
Accrued expenses and other liabilities	4,031			3,745			2,148		
Stockholders' equity	40,486			26,844			24,476		
Unrealized gain (loss) on securities	(545)			(392)			(318)		
Total liabilities and stockholders' equity	$449,063			$369,949			$ 308,200		
Impact of noninterest-bearing sources and other changes in balance sheet composition			0.72			0.43			0.30
Net interest margin			3.76%			3.77%			3.43%

(1) Excludes fair market value adjustment on investment securities available-for-sale.

The following table reflects changes in our net interest margin as a result of changes in the volume and rate of our interest-bearing assets and liabilities. Changes as a result of mix or the number of days in the period have been allocated to the volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	Change in Interest Income and Expenses on a Tax-Equivalent Basis					
	2006 Compared to 2005 Increase (Decrease) in Interest Income and Expense Due to Changes in:			2005 Compared to 2004 Increase (Decrease) in Interest Income and Expense Due to Changes in:		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollar amounts in thousands)					
Interest-earning assets:						
Loans, net of unearned income	$ 5,648	$ 3,087	$ 8,735	$ 3,792	$ 2,789	$ 6,581
Investment securities	292	218	510	(172)	146	(26)
Other earning assets	(93)	114	21	158	23	181
Total earning assets	5,847	3,419	9,266	3,778	2,958	6,736
Interest-bearing liabilities:						
NOW and Money market accounts	883	1,156	2,039	835	387	1,222
Savings deposits	-	-	-	-	-	-
Time deposits< $100k	1,833	1,857	3,690	998	924	1,922
Time deposits> $100k	(34)	365	331	100	210	310
State of Alabama time deposits	11	99	110	-	98	98
Federal funds purchased	(159)	222	63	(388)	315	(73)
FHLB advances	(184)	165	(19)	(201)	51	(150)
Repurchase agreements	(122)	215	93	(2)	195	193
Other borrowings	26	118	144	70	111	181
Total interest-bearing liabilities	2,254	4,197	6,451	1,412	2,291	3,703
Increase in net interest income	$ 3,593	$ (778)	$ 2,815	$ 2,366	$ 667	$ 3,033

Provision for Loan Losses

The provision for loan losses charged to operations during 2006 was $621,000 compared to $914,000 in 2005, and $847,000 in 2004. In 2006, net charge-offs totaled $148,000, compared with $258,000 for 2005, and $313,000 for 2004. Net charge-offs as a percentage of average loans were 0.04% in 2006, 0.09% in 2005, and 0.14% in 2004.

The decrease in our provision for loan losses in 2006 relative to 2005 was a result of our analysis of inherent risks in the loan portfolio in relation to the portfolio's growth, the level of past due, charged-off, classified and nonperforming loans, as well as general economic conditions. The net loan portfolio increased by $47.2 million from year-end 2005 to year-end 2006, compared with an increase of $67.9 million from year-end 2004 to year-end 2005. We anticipate that our provision for loan losses will increase to provide an adequate allowance for loan losses related to the increased credit risk associated with growth in our loan portfolio.

We outsource a portion of our loan review function to an experienced loan review company whose primary function is to effectively monitor the quality of our loan portfolio, determine compliance with applicable laws and regulations, assess loan policies, validate the internal loan risk management system and provide enhancements to strengthen our credit culture. The loan review company reviews all loans in excess of $3 million, which loans average approximately 15% of our loan portfolio, and conducts this loan review approximately two times per year. In addition, we have internal loan review staff who review our loan portfolio on a monthly basis to check on loan status and whether any loans need to be classified. Our loan review findings are presented to our management and board of directors.

Noninterest Income

Total noninterest income was $3.3 million for 2006, $2.6 million for 2005 and $2.1 million for 2004. The following table presents the primary components of noninterest income for 2006, 2005, and 2004.

	For the Years Ended December 31,				
	2006	Percent Change	2005	Percent Change	2004
	(Dollar amounts in thousands)				
Service charges and fees on deposit accounts	$ 1,130	16.9%	$ 967	20.7%	$ 801
Business Capital Group loan income	578	(43.9)	1,031	28.9	800
Gain on sale of available-for-sale securities	-	-	-	(100.0)	1
Gain on sale of nonmarketable equity securities	1,055	-	-	-	-
Other income	527	(4.9)	554	21.0	458
Total noninterest income	$ 3,290	28.9%	$ 2,552	23.9%	$ 2,060

Total service charges, including non-sufficient funds fees, were $1,130,000 or 34.3% of total noninterest income for 2006, compared with $967,000, or 37.9% for 2005 and $801,000 or 38.9% for 2004. The year-over-year increase is a direct reflection of the growth in our core transaction deposit accounts and changes to our fee schedule. At the end of 2006, we had 7,336 transaction accounts compared with 6,149 transaction accounts at the end of 2005. We anticipate this growth will continue in 2007 due to the expansion of our banking offices and staffing and the focus on marketing in core deposits.

The decrease in Business Capital Group loan income from 2005 to 2006 was primarily due to delayed closings which resulted in the income not being recognizable in 2006. The recognition of Business Capital Group loan income depends on our customers' ability to meet construction deadlines. Business Capital Group loan income increased 28.9% from 2004 to 2005 due to an increase in sales and referrals of loans by our Business Capital Group during 2005. Sales of loans by our Business Capital Group qualify for sales accounting treatment in accordance with SFAS No. 140, as we have "surrendered control over the transferred assets" within the definition set forth in SFAS No. 140 paragraph 9. We have effectively isolated these loans, and the loans are beyond our reach in all respects. The investor purchasing the loan has the right to pledge or maintain effective control over the loans. The sales contain no recourse provisions, and we do not retain any rights or obligations to service loans sold by our Business Capital Group.

During the second quarter of 2006 the Company recognized a gain of $1,055,000 from the sale of its investment in Consumer National Bank (CNB) in Jackson, Mississippi in connection with the acquisition of CNB by another bank.

Other income was $527,000 for 2006, compared to $554,000 for 2005. CapitalSouth offers retail investment products. Sales of these products resulted in $156,000 in investment sales income in 2006, compared with $58,000 in 2005. Periodically CapitalSouth has participated in municipal bond offerings and has recognized underwriting income at the time the offerings closed. We had $12,000 in underwriting income in 2006, compared to approximately $87,000 in underwriting income in 2005. Other income also includes income on bank-owned life insurance. Life insurance with cash surrender values in the amounts of approximately $4.6 million and $4.4 million at December 31, 2006 and 2005, respectively, is available to fund payments necessary under the terms of certain existing deferred compensation and supplemental income plans maintained for the benefit of our directors and certain executive officers (including CapitalSouth Bank directors). This life insurance is subject to split dollar agreements whereby death benefits under the policies will be split between CapitalSouth Bank and the designated beneficiaries of the directors and executive officers. The economic value of the split dollar benefit is taxable to the executives and directors as part of their total compensation each year.

Noninterest Expense

Total noninterest expense for 2006 was $13.9 million, compared to $10.8 million in 2005 and $8.4 million in 2004. Noninterest expense for 2006 included an increase of approximately $1.8 million in salaries and benefits as a result of growth within our core banking markets. The following table represents the components of noninterest expense for the years ended December 31, 2006, 2005, and 2004.

	For the Years Ended December 31,				
	2006	Percent Change	2005	Percent Change	2004
	(Dollar amounts in thousands)				
Salaries and benefits	$ 7,866	29.8%	$ 6,061	27.1%	$ 4,768
Occupancy and equipment	2,206	28.6	1,716	26.9	1,352
Professional fees	1,248	113.3	585	(9.0)	643
Advertising and marketing	489	50.5	325	(6.6)	348
Other expense	2,116	(1.7)	2,153	68.5	1,278
Total noninterest expense	$ 13,925	28.5%	$ 10,840	29.2%	$ 8,389

Total salaries and benefits for 2006 increased by 29.8% over 2005 and 2005 increased by 27.1% over the 2004 level. The increase in salaries and benefits is related to our banking office openings and other staff additions to accommodate our growth. As of December 31, 2006 and 2005, we had 124 full time equivalent employees compared to 86 at December 31, 2004. Our average full time equivalent employees increased from 81 in 2004 to 104 in 2005, or 28%, and from 104 in 2005 to 126 in 2006, or 21%. We recognized $170,200 in share based compensation in 2006 compared to $15,947 in 2005.

Our occupancy and equipment expense increased due to the opening of three new offices during the second half of 2005.

The increase in professional fees for 2006 compared to 2005 was due to the additional costs associated with being a publicly traded company, including increased costs to prepare our annual report on Form 10-K, quarterly reports on Form 10-Q and to prepare for our first annual meeting following our entry into the public markets.

Our advertising and marketing expenses increased by 50.5% in 2006 compared to 2005 as a result of our continued expansion efforts. Specifically, these costs relate to the grand opening of our permanent office in Jacksonville, Florida in February 2006 and new office advertising for our Montgomery office opened in December 2005. Our advertising and marketing expenses decreased slightly in 2005 compared to 2004 though we continued our expansion efforts in 2005.

Our other expense for 2006 decreased slightly compared to 2005. Employee recruiting and training costs, postage and communication costs, and business development costs all trended higher in 2006 compared to 2005, but were offset by a par call of one of our economic hedge instruments during the first quarter of 2006. During 2005, we converted to imaged documents for deposit accounts and internal documents which resulted in the re-design of these documents and write-off of the existing inventory of internal documents, a one-time increase in our expense of approximately $100,000.

Income Taxes

We recorded provision for income taxes of $1,579,000 in 2006, compared with $1,264,000 in 2005, and $983,000 in 2004. Our effective tax rates for 2006, 2005, and 2004 were 35.0%, 32.9%, and 34.4%, respectively. The increase in the effective tax rate from 2005 to 2006 is primarily attributable to incentive stock option compensation expense which is not deductible for tax purposes.

Our primary permanent differences are related to FAS 123(R) option expenses and tax-free income. Barring legislative tax changes, we anticipate our effective tax rate to remain consistent with preceding years.

Balance Sheet

We ended 2006 with total assets of $482.0 million, a 13.8% increase over the year-end 2005 level of $423.5 million. Our asset growth is directly related to deposit growth and the funds available to us for investment. In 2006, our total assets increased primarily due to organic growth in our loan portfolio and growth in the available-for-sale securities portfolio.

Loans

Loan demand has been strong. Total loans increased 14.6% from year-end 2005 to year-end 2006 and 26.5% from year-end 2004 to year-end 2005. The following table presents a summary of the loan portfolio by category for the last five years.

Loans Oustanding

	As of December 31,								
	2006	Percent Change	2005	Percent Change	2004	Percent Change	2003	Percent Change	2002
	(Dollar amounts in thousands)								
Commercial	$ 67,392	40.28%	$ 48,041	16.19%	$ 41,347	57.10%	$ 26,318	(0.61)%	$ 26,480
Real estate-construction	125,617	35.07	93,002	35.63	68,571	24.35	55,145	52.47	36,168
Real estate-mortgage	177,486	(0.55)	178,476	31.90	135,308	25.86	108,450	21.47	89,284
Consumer	4,413	(42.70)	7,702	(42.87)	13,482	(16.20)	16,087	(30.20)	23,031
Total loans	$374,908	14.57%	$327,221	26.48%	$258,708	25.59%	$206,000	17.74%	$174,963

Commercial lending continues to be a focus for the bank and as a result, our portfolio increased 40.28% in 2006 compared to 2005. Real estate construction loans increased in 2006 compared to 2005 due to the robust real estate market in the Company's market areas. Commercial Real estate mortgage loans remained relatively flat during 2006. Installment loans have decreased in each of the five years from 2002 to 2006, due in part to our decision to discontinue our purchase of automobile loan pools, which contributed to the overall year-over-year decrease in the installment loan portfolio.

As of December 31, 2006, substantially all of our loans currently are to customers located in Alabama and Florida. We are not dependent on any single customer or group of customers whose insolvency would have a material adverse effect on operations.

Asset Quality

The following table presents a summary of changes in the allowances for loan losses for the past five years. Our net charge-offs as a percentage of average loans for 2006 was significantly lower than 2005 and 2004 at 0.04%, 0.09%, and 0.14%, respectively. The largest balance of our charge-offs are on real estate loans, which represent 80.8% of our loan portfolio. Installment loan charge-offs have declined in each of 2006, 2005, and 2004, and should continue to decline over time as this loan portfolio contains loans which are no longer a part of our business plan. We have experienced a slight increase in the level of nonperforming assets in the past three years with 2006 at $2.2 million compared to 2005 at $1.8 million and 2004 at $1.7 million.

Analysis of Changes in Allowance for Loan Losses

	For the Years Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollar amounts in thousands)				
Allowance for loan losses:					
Beginning of year	$ 3,856	$ 3,200	$ 2,666	$ 2,321	$ 1,861
Provision for loan losses	621	914	847	820	877
Sub-total	4,477	4,114	3,513	3,141	2,738
Charge-off loans:					
Real estate loans	113	134	86	200	101
Installment loans	67	140	269	360	453
Commercial loans	67	78	83	15	19
Total charged-off	247	352	438	575	573
Recoveries of charge-off loans:					
Real estate loans	14	19	13	13	1
Installment loans	50	75	68	84	133
Commercial loans	35	0	44	3	22
Total recoveries	99	94	125	100	156
Net charged-off loans	148	258	313	475	417
Allowance for loan losses – end of year	$ 4,329	$ 3,856	$ 3,200	$ 2,666	$ 2,321
As a percentage of year-to-date average loans:					
Net loans charged-off	0.04%	0.09%	0.14%	0.25%	0.27%
Provision for loan losses	0.18	0.33	0.38	0.43	0.58
Allowance for loan losses as a percentage of:					
Year end loans	1.15%	1.18%	1.24%	1.30%	1.35%
Nonperforming assets	199.59	214.82	190.45	131.07	98.87

The following table presents the allocation of the allowance for loan losses for each respective loan category with the corresponding percent of loans in each category to total loans. The comprehensive allowance analysis developed by our credit administration group enables us to allocate the allowance based on risk elements within the portfolio.

Allocation of the Allowance for Loan Losses

	2006		2005		2004		2003		2002	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(Dollar amounts in thousands)									
Commercial loans	$ 935	18.0%	$ 661	14.7%	$ 373	16.0%	$ 216	12.8%	$ 242	15.2%
Real estate-construction	1,331	33.5	999	28.4	604	26.5	480	26.9	306	20.8
Real estate-mortgage	2,008	47.3	2,023	54.5	1,736	52.3	1,382	52.4	1,203	50.7
Installment	53	1.2	172	2.4	354	5.2	513	7.9	440	13.3
Unallocated	2	-	1	-	133	-	75	-	130	-
Total	$ 4,329	100.0%	$ 3,856	100.0%	$ 3,200	100.0%	$ 2,666	100.0%	$ 2,321	100.0%

The following table presents maturities by major loan classifications and the sensitivity of loans to changes in interest rates within each maturity category at December 31, 2006:

Maturities of Loan Portfolio

	Within one year	After one through five years	After five years	Total
		(Dollar amounts in thousands)		
Commercial	$ 38,492	$ 26,821	$ 2,079	$ 67,392
Real estate-construction	98,443	9,732	17,442	125,617
Real estate-mortgage	28,696	84,273	64,517	177,486
Installment	1,582	2,815	16	4,413
Total loans	$ 167,213	$ 123,641	$ 84,054	$ 374,908
Fixed-rate loans	$ 15,002	$ 66,496	$ 41,496	$ 122,994
Variable-rate loans	152,211	57,145	42,558	251,914
Total loans	$ 167,213	$ 123,641	$ 84,054	$ 374,908

Nonperforming Assets

Nonaccrual loans totaled $1.7 million, $1.7 million, and $1.3 million as of December 31, 2006, 2005, and 2004, respectively. The nonaccrual loans at December 31, 2006 included $1.3 million in real estate mortgage loans and $375,000 in commercial loans. All of these loans have been written down to the fair market value of the collateral. There are no loans 90 days or more past due that remain on an accruing status at the end of each of these periods. There are no commitments to lend additional funds to customers with loans on nonaccrual status at December 31, 2006. The table below summarizes our nonperforming assets for the last five years.

Nonperforming Assets

	As of December 31,				
	2006	2005	2004	2003	2002
			(Dollar amounts in thousands)		
Nonaccrual loans	$ 1,661	$ 1,684	$ 1,299	$ 1,649	$ 2,205
Other real estate owned and repossessions	508	111	381	385	143
Total nonperforming assets	$ 2,169	$ 1,795	$ 1,680	$ 2,034	$ 2,348

Investment Securities and Other Assets

The following table indicates the amortized cost of the portfolio of investment securities held-to-maturity at the end of the last three years:

	Amortized Cost as of December 31,		
	2006	2005	2004
		(Dollar amounts in thousands)	
Investment securities held-to-maturity:			
U.S. government agency securities	$ 10,992	$ 10,991	$ 11,005
Municipal securities	6,605	4,748	5,231
Mortgage-backed securities	6,425	7,942	10,511
Collateralized mortgage obligation	7,807	5,475	6,314
Total investment securities held to-maturity	$ 31,829	$ 29,156	$ 33,061

The following table indicates the fair value of the portfolio of investment securities available-for-sale at the end of the last three years:

	Fair Value as of December 31,		
	2006	2005	2004
	(Dollar amounts in thousands)		
Investment securities available-for-sale:			
U.S. government agency securities	$ 27,935	$ 23,216	$ 11,279
Mortgage-backed securities	9,969	12,295	16,850
Municipal securities	4,855	355	223
Corporate securities	4,159	-	-
Total investment securities available-for-sale	$ 46,918	$ 35,866	$ 28,352

The amortized cost of securities in our portfolio totaled $79.3 million at December 31, 2006, compared to $65.9 million at December 31, 2005. The increase in the securities portfolio was due to purchases of additional securities to replace the paydowns on our mortgage-backed securities portfolio and in reaction to changes needed in our balance sheet structure noted in our asset liability modeling. The following table provides the amortized cost of our securities as of December 31, 2006 by their stated maturities (this maturity schedule excludes security prepayment and call features), as well as the tax equivalent yields for each maturity range.

Maturity of Investment Securities - Amortized Cost
As of December 31, 2006

	Less than one year	One year to five years	Five years to ten years	More than ten years
	(Dollar amounts in thousands)			
Agency bonds	$ 2,118,752	$ 28,971,027	$ 11,168,520	$ -
Agency issued pools	-	7,678,419	5,247,754	3,900,053
Asset-backed & CMOs	-	-	-	4,666,385
Municipal—tax exempt	2,915,739	2,626,194	2,250,003	3,682,642
Corporate securities	-	3,129,983	1,027,665	-
Total	$ 5,034,491	$ 42,405,623	$ 19,693,942	$ 12,249,080
Tax equivalent yield	4.73%	4.31%	4.97%	4.36%

All securities held are traded in liquid markets. As of December 31, 2006, we owned securities from three issuers in which the aggregate book value from these issuers exceeded 10% of our stockholders' equity. As of year end 2006, the book value and market value of the securities from each of these issuers are as follows:

	Book Value	Market Value
	(Dollar amounts in thousands)	
Federal National Mortgage Association	$17,800	$17,167
Federal Home Loan Mortgage Corporation	22,994	22,600
Federal Home Loan Bank	17,290	17,213

At December 31, 2006, we had $81,000 in federal funds sold compared with $112,000 at December 31, 2005.

Deposits and Other Borrowings

Total deposits increased by 21.8% from year-end 2005 to year-end 2006 due to our continued focused marketing to develop our core deposit base and due to our continued banking office expansion. We believe that our deposits will continue to increase in 2007 as a result of our newer banking offices becoming more established in their markets and deposit campaigns planned to expand existing customer relationships as well as our efforts to develop new customer relationships.

Federal funds purchased, borrowed funds and securities sold under agreements to repurchase were $27.1 million as of December 31, 2006, compared to $44.7 million at December 31, 2005. Our strong growth in core deposits has allowed us to reduce our reliance on these sources of funds and accordingly helped us control the cost of funding.

The following table details the maturities and rates of our term borrowings from the Federal Home Loan Bank of Atlanta, as of December 31, 2006:

Borrow Date	Type	Principal	Term	Rate	Maturity
10/1/1998	Convertible Advance	$3,000,000	10 years	4.94%	10/1/2008
3/24/2006	Convertible Advance	3,000,000	7 years	4.58%	3/25/2013
				4.76%	

For amounts and rates of our deposits by category, see the table "Average Consolidated Balance Sheets and Net Interest Analysis on a Fully Tax-Equivalent Basis" under the sub heading "Net Interest Income."

Interest Rate Sensitivity

Financial institutions are subject to interest rate risk to the degree that their interest-bearing liabilities (consisting principally of customer deposits) mature or reprice more or less frequently, or on a different basis, than their interest-earning assets (generally consisting of intermediate or long-term loans and investment securities). The match between the scheduled repricing and maturities of our earning assets and liabilities with defined time periods is referred to as "gap" analysis. At December 31, 2006, our cumulative one-year gap was a negative (or liability sensitive) $125.2 million, or 27.4% of total earning assets. This means we have more interest-bearing liabilities expected to reprice within one year than interest-earning assets. The re-pricing of our liabilities in today's rising rate environment is expected to put pressure on our margin; however, we continue to take measures to mitigate this impact. We have grown our noninterest-bearing sources of funds and have changed the mix of our interest-bearing sources to lower-cost sources. The longer maturity earning assets are in our securities portfolio; the following table does not take into consideration the cash flows that occur due to payments on mortgage-backed securities or any call features. Approximately 56% of our loan portfolio is variable rate and reflected in the category "Within Three Months" because these loans reprice with changes primarily in the prime lending rate or LIBOR.

Interest Rate Gap Analysis
As of December 31, 2006

	Within three months	After three months but within one year	After one year but within five years	After five years and non-rate sensitive	Total
	(Dollar amounts in thousands)				
Assets					
Loans and leases	$ 210,924	$ 24,989	$ 93,628	$ 45,367	$ 374,908
Securities portfolio	1,539	3,324	61,166	12,718	78,747
Other earning assets	3,032	-	-	-	3,032
Total interest-earning assets	215,495	28,313	154,794	58,085	456,687
Liabilities					
Transaction accounts	1,657	-	-	-	1,657
Money market deposit accounts	127,919	-	-	-	127,919
Other savings accounts	3,453	-	-	-	3,453
Certificates of deposit	94,605	103,488	11,409	-	209,502
State of Alabama time deposit open account	6,030	-	-	-	6,030
Federal funds purchased	20,474	-	-	-	20,474
Repurchase agreements	659	-	-	-	659
Subordinated debentures	7,733	-	-	-	7,733
Long term debt	3,000	-	-	3,000	6,000
Total interest-bearing liabilities	265,530	103,488	11,409	3,000	383,427
Interest sensitivity gap	$ (50,035)	$ (75,175)	$ 143,385	$ 55,085	$ 73,260
Cumulative sensitivity gap	$ (50,035)	$ (125,210)	$ 18,175	$ 73,260	

Liquidity

Liquidity is defined as our ability to generate sufficient cash to fund current loan demand, deposit withdrawals, or other cash demands and disbursement needs, and otherwise to operate on an ongoing basis.

The retention of existing deposits and attraction of new deposit sources through new and existing customers is critical to our liquidity position. Through our banking offices, we offer a variety of deposit products at competitive market interest rates. Ensuring competitive rates and terms generally assists in the retention of maturing time deposits and liquid deposits. In the event of compression in liquidity due to a run-off in deposits, we have a liquidity policy and procedure that provides for certain actions under varying liquidity conditions. These actions include borrowing from the Federal Home Loan Bank of Atlanta and existing correspondent banks, selling or participating loans, and the curtailment of loan commitments and funding. At December 31, 2006, our liquid assets, represented by cash and due from banks, federal funds sold and available-for-sale securities, totaled $54.4 million. Additionally, we had available to us a $2.0 million unsecured line of credit with our primary correspondent bank and our subsidiary bank had additional borrowing availability at the Federal Home Loan Bank of Atlanta of approximately $28.5 million to meet short term funding needs. We believe these sources of funding are adequate to meet anticipated funding needs. Management meets on a weekly basis to review sources and uses of funding to determine the appropriate strategy to ensure an appropriate level of liquidity, and we have increased our focus on the generation of core deposit funding to supplement our liquidity position. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals.

To finance our continued growth and planned expansion activities, we issued 600,000 shares of common stock in an initial public offering closed in December 2005. We issued an additional 90,000 shares pursuant to an over-allotment option exercised by the underwriters in January 2006. The initial public offering provided immediate liquidity but primarily will provide us with the capital necessary to support an increase in our holdings of financial instruments, which will principally be funded through the growth of our deposit base. Our regular sources of funding are from the growth of our deposit base, repayment of principal and interest on loans, the sale of loans and the renewal of time deposits. The proceeds from the initial public offering were applied to the repayment of $3.0 million in CapitalSouth debt, with $5.0 million injected into the capital at CapitalSouth Bank to support continued growth of our lending activities and continued growth and expansion of our current markets.

The following table reflects the contractual maturities of our term liabilities as of December 31, 2006. The amounts shown do not reflect any early withdrawal or prepayment assumptions.

Contractual Obligations
As of December 31, 2006

	Total	One year or less	Over one to three years	Over three to five years	More than five years
	(Dollar amounts in thousands)				
Certificates of deposit(1)	$ 209,502	$ 198,093	$ 7,987	$ 3,422	$ -
Federal funds purchased and securities sold under agreement to repurchase	21,132	21,132	-	-	-
FHLB borrowings	6,000	-	3,000	-	3,000
Operating lease obligations	608	266	324	18	-
Junior subordinated debentures(2)	7,733	-	-	-	7,733
Total	$ 244,975	$ 219,491	$ 11,311	$ 3,440	$ 10,733

(1) Certificates of deposit give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal.

(2) The junior subordinated debentures have $5,000,000 that may be redeemed at par at our option after December 26, 2007 and $2,500,000 after September 15, 2010.

Capital Resources

The following table compares the required capital ratios to the actual capital ratios maintained by CapitalSouth Bancorp, CapitalSouth Bank and Capital Bank. Capital Bank was merged into CapitalSouth Bank effective November 3, 2006, and therefore no longer has capital ratios as of December 31, 2006.

	Well Capitalized	Adequately Capitalized	Actual CapitalSouth Bancorp	Actual CapitalSouth Bank	Actual Capital Bank
December 31, 2006					
Tier 1 capital to risk adjusted assets	6.0%	4.0%	12.1%	10.8%	N/A
Total capital to risk adjusted assets	10.0	8.0	13.2	11.9	N/A
Tier 1 capital to average assets	5.0	4.0	10.2	9.1	N/A
December 31, 2005					
Tier 1 capital to risk adjusted assets	6.0%	4.0%	13.5%	11.4%	17.8%
Total capital to risk adjusted assets	10.0	8.0	14.7	12.6	18.9
Tier 1 capital to average assets	5.0	4.0	11.3	9.8	15.1
December 31, 2004					
Tier 1 capital to risk adjusted assets	6.0%	4.0%	11.6%	9.2%	25.0%
Total capital to risk adjusted assets	10.0	8.0	12.9	10.4	26.3
Tier 1 capital to average assets	5.0	4.0	9.3	7.3	20.7

Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein concerning CapitalSouth have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on our performance than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Our interest rate risk management is the responsibility of the Asset/Liability Committee of each of our subsidiary banks (the Asset/Liability Committee). The Asset/Liability Committee has established policies and limits for management to monitor, measure and coordinate our sources, uses and pricing of funds. The Asset/Liability Committee makes reports to the board of directors on a monthly basis.

Recent Accounting Developments

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 155, *Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140.* This statement amends SFAS No. 133, *Accounting for Derivatives and Hedging Activities* and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* and allows the entity to re-measure at fair value a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation from the host, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS No. 155 to have a material impact on the consolidated balance sheets or statements of income.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140.* SFAS No. 156 amends SFAS No. 140, with respect to the accounting for separately recognized servicing assets and liabilities. The statement addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like accounting. SFAS No. 156 is effective as of the beginning of an entity's fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS No. 156 to have a material impact on the consolidated balance sheets or statements of income.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.* This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on the consolidated balance sheets or statements of income.

In September 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* For an endorsement split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits under FASB Statement No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions* or Accounting Principals Board (APB) Opinion No. 12, Omnibus Opinion – 1967 based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007. The Company is currently assessing the impact, if any, that the adoption of this EITF will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. Management will be required to adopt this statement beginning in 2008. The adoption of this standard is not expected to have a material impact on the Company's consolidated balance sheets and statements of income.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 expresses the views of the SEC regarding the process of quantifying financial statement misstatements to determine if any restatement of prior financial statements is required. The statement addresses the two techniques commonly used in practice in accumulating and quantifying misstatements, and requires that the technique with the most severe result be used in determining whether a misstatement is material. Effective December 31, 2006, the Company adopted SAB 108, which did not have a material impact on the Company's consolidated balance sheets and statements of income.

In September 2006, the FASB issued SFAS No. 158 *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* SFAS No. 158 amends SFAS' statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status. Secondly, it requires employers to measure the plan assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. The standard is required to be adopted by entities having fiscal years ending after December 15, 2006. Because the Company does not have any defined benefit plans or other post retirement plans, this standard did not have an impact on the Company's consolidated balance sheets or statements of income.

In September 2006, the FASB ratified EITF 06-5, Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance. This issue addresses how an entity should determine the amount that could be realized under the insurance contract at the balance sheet date in applying FTB 85-4 and if the determination should be on an individual or group policy basis. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The adoption of EITF 06-5 is not expected to have a material affect on the Company's financial statements.

Item 7A QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Interest rate risk is one of the most significant market risks affecting CapitalSouth Bank. Other types of market risk, such as foreign currency risk and commodity price risk, do not arise in the normal course of our business activities. Interest rate risk can be defined as the exposure to changes in market interest rates that could adversely affect our net interest income or market value of equity. The ongoing monitoring and management of this risk is an important component of our asset and liability management process, which is governed by policies established by the board of directors of our subsidiary bank, and carried out by the Asset/Liability Committee. The Committee's objectives are to manage exposure to interest rate risk over both the one year planning cycle and the longer term strategic horizon while, at the same time, ensuring a stable and steadily increasing flow of net interest income. Interest rate risk management activities include establishing guidelines for the repricing characteristics of new business flow, pricing of deposit products, and investment security purchase and sale strategies.

Our primary measurement of interest rate risk consists of projections of earnings at risk, which is determined through computerized modeling. The modeling assumes a static balance sheet, and incorporates the balances, rates, maturities and repricing characteristics of all of our subsidiary bank's existing assets and liabilities, including off-balance sheet financial instruments. Net interest income is first computed under the model assuming no change in market interest rates. These results are then compared to the results of other interest rate scenarios where interest rates are moved (shocked) up and down 100 and 200 basis points (BP). Time horizons of 6 months, 1 year, 2 years, and 5 years are analyzed. The impact of embedded options in products such as callable and mortgage-backed securities, real estate mortgage loans and callable borrowings are considered. We compare the changes in net interest income in the shock-up and shock-down scenarios to the net interest income in an unchanged rate scenario. The Asset/Liability Committee utilizes the results of this modeling (shock modeling) to quantify the estimated exposure of net interest income to changes in market interest rates.

The results of the December 31, 2006 shock modeling suggested no exposure in the level of net interest income to changes in interest rates for the next 12-month period. The Bank's market value of equity is exposed to increases in interest rates for the next 12-month period. However, the amount of the exposure is within the Bank's policy limits. The static shock model scenarios considered changes of 100 and 200 basis points during a 12-month period. The model assumes in the decreasing rate scenarios the existence of hypothetical floors on NOW account deposits, savings deposits and money market deposits. These floors limit the cost reductions for these deposits in a decreasing interest rate environment given the current historically low levels of market interest rates. The model also takes into consideration changing prepayment speeds for the loan and mortgage-backed securities portfolios in the varying interest rate environments.

Interest Rate Risk
Income Sensitivity Summary
As of December 31, 2006

	Down 200 BP	Down 100 BP	Current	Up 100BP	Up 200 BP
	(Dollar amounts in thousands)				
Net interest income	$ 16,640	$ 16,235	$ 15,764	$ 15,989	$ 16,544
$ change net interest income	876	471		226	780
% change net interest income	5.56%	2.99%		1.43%	4.95%

Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan and security prepayments, deposit run-offs and pricing and reinvestment strategies, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may take in response to changes in interest rates. We cannot assure you that our actual net interest income would increase or decrease by the amounts computed by the simulations.

We also monitor the repricing terms of our assets and liabilities through gap matrix reports for the rates in unchanged, rising and falling interest rate scenarios. The reports illustrate, at designated time frames, the dollar amount of assets and liabilities maturing or repricing.

Off-Balance Sheet Arrangements

We are party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Our exposure to credit loss is represented by the contractual amount of these commitments. We follow the same credit policies in making these commitments as we do for on-balance-sheet instruments.

Our maximum exposure to credit risk for unfunded loan commitments and standby letters of credit at December 31, 2006, 2005, and 2004 is presented in the following table.

	As of December 31,		
	2006	2005	2004
	(Dollar amounts in thousands)		
Commitments to extend credit	$ 82,730	$ 58,370	$ 47,850
Standby letters of credit	1,049	3,164	593
	$ 83,779	$ 61,534	$ 48,443

Commitments to extend credit are agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, we obtain on an extension of credit is based on our credit evaluation of the customer.

Item 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

	Page
Audited Consolidated Financial Statements:	
Report of Independent Registered Public Accounting Firm	50
Consolidated Balance Sheets as of December 31, 2006 and 2005	51
Consolidated Statements of Income for the Years Ended December 31, 2006, 2005 and 2004	52
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2006, 2005 and 2004	53
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004	54
Notes to Consolidated Financial Statements	55

Report of Independent Registered Public Accounting Firm

The Board of Directors
CapitalSouth Bancorp:

We have audited the accompanying consolidated balance sheets of CapitalSouth Bancorp and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CapitalSouth Bancorp and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Birmingham, Alabama
March 28, 2007

CAPITALSOUTH BANCORP AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2005

Assets		2006	2005
Cash and cash equivalents	$	7,363,524	10,585,682
Federal funds sold		81,160	111,846
Securities available–for–sale		46,917,794	35,866,316
Securities held–to–maturity, fair values of $31,073,481 and $28,381,029 at December 31, 2006 and 2005, respectively		31,828,892	29,155,869
Federal Home Loan Bank stock		2,045,100	2,122,400
Federal Reserve Bank stock		905,450	741,700
Loans		374,907,620	327,220,975
Allowance for loan losses		(4,328,629)	(3,856,092)
Net loans		370,578,991	323,364,883
Premises and equipment, net		10,648,699	10,707,683
Bank–owned life insurance		4,556,413	4,382,341
Other assets		7,062,840	6,469,173
Total assets	$	481,988,863	423,507,893
Liabilities and Stockholders' Equity			
Deposits:			
Interest–bearing	$	348,561,420	282,433,935
Noninterest–bearing		52,735,182	46,995,451
Total deposits		401,296,602	329,429,386
Federal funds purchased		20,474,100	26,940,900
Borrowed funds		6,000,000	6,000,000
Repurchase agreements		658,933	11,778,476
Subordinated debentures		7,733,000	7,733,000
Other liabilities		4,477,839	4,752,221
Total liabilities		440,640,474	386,633,983
Stockholders' equity:			
Preferred stock, $0.01 par value. Authorized 500,000 shares; issued and outstanding none		—	—
Common stock, $1 par value. Authorized 7,500,000 shares at December 31, 2006 and December 31, 2005; issued 3,060,764 and 2,937,500 shares at December 31, 2006 and December 31, 2005, respectively; outstanding 2,975,934 and 2,852,670 shares at December 31, 2006 and December 31, 2005, respectively		3,060,764	2,937,500
Treasury stock, at cost, 84,830 shares in 2006 and 2005		(1,255,060)	(1,255,060)
Paid–in surplus		26,296,512	24,490,875
Retained earnings		13,664,522	11,271,215
Accumulated other comprehensive loss, net		(418,349)	(570,620)
Total stockholders' equity		41,348,389	36,873,910
Total liabilities and stockholders' equity	$	481,988,863	423,507,893

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES
Consolidated Statements of Income
Years Ended December 31, 2006, 2005 and 2004

		2006	2005	2004
Interest income:				
Interest and fees on loans	$	28,127,083	19,411,739	12,845,987
Interest on securities		2,646,267	2,210,865	2,247,567
Interest on other earning assets		317,711	296,840	116,252
Total interest income		31,091,061	21,919,444	15,209,806
Interest expense:				
Interest on deposits		13,491,726	7,322,337	3,769,789
Interest on debt		1,835,627	1,554,051	1,404,402
Total interest expense		15,327,353	8,876,388	5,174,191
Net interest income		15,763,708	13,043,056	10,035,615
Provision for loan losses		621,306	913,773	847,305
Net interest income after provision for loan losses		15,142,402	12,129,283	9,188,310
Noninterest income:				
Service charges on deposits		1,129,950	966,845	800,922
Investment banking income, net		168,229	144,697	155,679
Gain on sale of available–for–sale securities, net		—	—	693
Business Capital Group loan income		578,148	1,031,064	799,926
Bank–owned life insurance		174,072	177,917	171,620
Gain on sale of nonmarketable equity securities		1,054,832	—	—
Other noninterest income		184,962	231,495	131,302
Total noninterest income		3,290,193	2,552,018	2,060,142
Noninterest expense:				
Salaries and employee benefits		7,865,884	6,060,645	4,767,717
Occupancy and equipment expense		2,206,064	1,715,465	1,351,718
Professional fees		1,248,171	585,416	643,065
Advertising		489,009	325,461	347,649
Other noninterest expense		2,115,958	2,153,114	1,278,427
Total noninterest expense		13,925,086	10,840,101	8,388,576
Income before provision for income taxes		4,507,509	3,841,200	2,859,876
Provision for income taxes		1,579,212	1,264,318	983,351
Net income	$	2,928,297	2,576,882	1,876,525
Basic earnings per share	$	0.99	1.13	0.84
Basic weighted average shares outstanding		2,964,041	2,271,878	2,233,506
Diluted earnings per share	$	0.97	1.12	0.83
Diluted weighted average shares outstanding		3,020,668	2,304,349	2,268,886

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
Years Ended December 31, 2006, 2005 and 2004

	Common stock					Accumulated other comprehensive	Total
	Shares outstanding	Amount	Treasury stock	Paid-in surplus	Retained earnings	income (loss), net	stockholders' equity
Balance, December 31, 2003	2,230,085	$ 2,314,915	(1,255,060)	14,946,666	7,704,837	(438,142)	23,273,216
Comprehensive income:							
Net income	0	0	0	0	1,876,525	0	1,876,525
Change in unrealized gain (loss) on securities available-for-sale, net	0	0	0	0	0	189,316	189,316
Total comprehensive income							2,065,841
Dividends declared ($0.18 per share)	0	0	0	0	(377,107)	0	(377,107)
Issuance of common stock,	0	0	0	0	0	0	0
Common stock issued for director fees	11,598	11,598	0	156,772	0	0	168,370
Balance, December 31, 2004	2,241,683	2,326,513	(1,255,060)	15,103,438	9,204,255	(248,826)	25,130,320
Comprehensive income:							
Net income	0	0	0	0	2,576,882	0	2,576,882
Change in unrealized gain (loss) on securities available-for-sale, net	0	0	0	0	0	(321,794)	(321,794)
Total comprehensive income							2,255,088
Dividends declared ($0.20 per share)	0	0	0	0	(509,922)	0	(509,922)
Issuance of common stock, net of offering expenses	600,000	600,000	0	9,206,738	0	0	9,806,738
Common stock issued for director fees net of offering expenses	10,887	10,887	0	163,552	0	0	174,439
Exercise of stock options, including tax benefit	100	100	0	1,200	0	0	1,300
Share based compensation	0	0	0	15,947	0	0	15,947
Balance, December 31, 2005	2,852,670	2,937,500	(1,255,060)	24,490,875	11,271,215	(570,620)	36,873,910
Comprehensive income:							
Net income	0	0	0	0	2,928,297	0	2,928,297
Change in unrealized gain (loss) on securities available-for-sale, net	0	0	0	0	0	152,271	152,271
Total comprehensive income							3,080,568
Dividends declared ($0.18 per share)	0	0	0	0	(534,990)	0	(534,990)
Issuance of common stock, net of offering expenses	90,000	90,000	0	1,479,375	0	0	1,569,375
Common stock issued for director fees net of offering expenses	12,106	12,106	0	234,667	0	0	246,773
Exercise of stock options, including tax benefit	21,158	21,158	0	(78,605)	0	0	(57,447)
Share based compensation	0	0	0	170,200	0	0	170,200
Balance, December 31, 2006	2,975,934	$ 3,060,764	(1,255,060)	26,296,512	13,664,522	(418,349)	41,348,389

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005, and 2004

	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 2,928,297	2,576,882	1,876,525
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	973,033	837,172	566,289
Provision for loan losses	621,306	913,773	847,305
Deferred tax benefit	(187,546)	(298,453)	(133,882)
Amortization and accretion on securities, net	89,049	175,868	350,168
Director fees, paid in common stock	246,773	175,190	168,370
Share based compensation	170,200	15,947	0
Gain on sale of nonmarketable equity securities	(1,054,832)	0	0
Loss (gain) on other real estate owned	2,014	17,294	(10,969)
(Gain) loss on disposal of premises and equipment	(1,257)	29,352	0
Gain on sale of loans and securities	0	(17,878)	(154,240)
Originations of loans held-for-sale	0	(287,200)	(1,984,200)
Proceeds from sale of loans	0	305,078	2,866,000
Excess tax benefits on exercise of stock options	(101,389)	0	0
Net increase in other assets	(852,861)	(586,774)	(1,155,816)
Net (decrease) increase in other liabilities	(66,282)	1,560,184	1,789,150
Net cash provided by operating activities	2,766,505	5,416,435	5,024,700
Cash flows from investing activities:			
Purchases of securities available-for-sale	(20,709,582)	(12,227,612)	(16,431,458)
Proceeds from sales, maturities and calls of securities available-for-sale	9,854,003	4,124,720	19,993,110
Purchases of securities held-to-maturity	(5,336,059)	0	(1,014,730)
Proceeds from maturities of securities held-to-maturity	2,612,351	3,818,444	4,479,387
Purchases of nonmarketable equity securities	(448,776)	0	0
Proceeds from sale of nonmarketable equity securities	2,003,608	0	0
Net sales (purchases) of FHLB stock	77,300	(181,200)	592,900
Net (purchases) sales of Federal Reserve Bank stock	(163,750)	(147,450)	3,004
Loan originations, net	(48,753,914)	(40,773,464)	(46,533,287)
Purchases of loans	0	(28,134,647)	(7,216,948)
Purchases of premises and equipment	(1,232,866)	(6,128,150)	(3,249,885)
Proceeds from disposal of premises and equipment	320,074	0	0
Proceeds from the sale of other real estate owned	607,163	277,086	195,834
Purchase of Florida banking charter	0	(1,270,219)	0
Net cash used in investing activities	(61,170,448)	(80,642,492)	(49,182,073)
Cash flows from financing activities:			
Net increase in deposits	71,867,216	67,898,652	59,025,471
Net (decrease) increase in federal funds purchased	(6,466,800)	9,588,000	(15,035,250)
Net decrease in borrowed funds	0	(4,851,408)	(5,076,850)
Net decrease in notes payable	0	(1,205,000)	0
Net (decrease) increase in repurchase agreements	(11,119,543)	(1,738,861)	1,831,679
Cash dividends paid	(641,702)	(426,369)	(353,799)
Net proceeds from issuance of common stock	1,569,375	9,805,987	0
Exercise of stock options	0	1,300	0
Withholding taxes paid relating to stock option exercise	(158,836)	0	0
Proceeds from issuance of subordinated debentures	0	2,733,000	0
Excess tax benefits on exercise of stock options	101,389	0	0
Net cash provided by financing activities	55,151,099	81,805,301	40,391,251
Net (decrease) increase in cash and cash equivalents	(3,252,844)	6,579,244	(3,766,122)
Cash and cash equivalents, beginning of period	10,697,528	4,118,284	7,884,406
Cash and cash equivalents, end of period	$ 7,444,684	10,697,528	4,118,284
Supplemental information on cash payments:			
Interest paid	$ 15,225,358	7,594,075	5,015,416
Income taxes paid	1,552,567	1,810,018	668,241
Supplemental information on noncash transactions:			
Transfers of mortgage loans to other real estate owned	918,500	137,800	200,834
Transfers of securities available-for-sale to securities held-to-maturity	0	0	10,070,942

See accompanying notes to consolidated financial statements.

(1) Summary of Business and Significant Accounting Policies

(a) *Business and Principles of Consolidation*

The accompanying consolidated financial statements include the accounts of CapitalSouth Bancorp (the Parent), and its wholly-owned subsidiary, CapitalSouth Bank (including its wholly-owned subsidiaries, Security Mutual Financial Services, Inc. and CapitalSouth Insurance, Inc.) (the Bank). The Bank is engaged in the business of obtaining funds, primarily in the form of deposits, and investing such funds in investment securities and commercial, real estate, consumer, and other loans in Birmingham, Huntsville, and Montgomery, Alabama, and in Jacksonville, Florida and the surrounding areas. CapitalSouth Bank's subsidiary, Security Mutual Financial Services, Inc. (Security Mutual), currently services a portfolio of real estate mortgages, retail installment sales contracts, and other loans it owns, but no longer actively originates loans. The consolidated group is referred to herein as the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

On November 3, 2006, the Parent's wholly owned subsidiary, Capital Bank, was merged into CapitalSouth Bank.

(b) *Basis of Financial Statement Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and with general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near–term relate to the estimation of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the estimation of the allowance for loan losses and real estate owned, management obtains independent appraisals for significant properties.

(c) *Cash and Cash Equivalents*

For purposes of reporting in the accompanying statements of cash flows, cash and cash equivalents include: cash on hand, cash due from banks, and federal funds sold. Generally, federal funds are sold for one–day periods.

The Bank is required to maintain certain average cash reserve balances with the Federal Reserve Bank in accordance with Federal Reserve Bank requirements. There were no required balances as of December 31, 2006 and 2005.

(d) *Securities*

Securities designated as available–for–sale are carried at fair value. However, the unrealized difference between amortized cost and fair value of securities available–for–sale is excluded from net income and is reported, net of deferred taxes, as a component of stockholders' equity. This caption includes securities that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes. Securities held–to–maturity are carried at amortized cost, as the Company has the ability and management has the positive intent to hold these securities to maturity.

Amortization of premiums and discounts are computed under the interest method. Declines in value determined to be other than temporary are charged to earnings. The specific identification method is used to determine realized gains or losses on sales of securities.

(e) *Loans Held–for–Sale*

The Company originates loans under various Small Business Administration loan programs and other secondary market conventional products which are sold in the secondary market. These loans held–for–sale are carried at the lower of cost or estimated fair value in the aggregate. Loans are recognized as sold under the provisions of Statement of Financial Accounting Standards (SFAS) No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*." The sold loans are beyond the reach of CapitalSouth in all respects and the purchasing investor has all rights of ownership, including the ability to pledge or exchange the

(1) Summary of Business and Significant Accounting Policies, *Continued*

loans. The Company has no recourse agreements. Gains or losses on loan sales are recognized at the time of sale, are determined by the difference between net sales proceeds and the carrying value of the loan sold and are included in Business Capital Group loan income. The Company does not retain any rights or obligations to service the loans sold by its Business Capital Group following the closing of such sales. At December 31, 2006 and 2005, there were no loans classified as held-for-sale.

The Company also refers loans to investors and receives referral fees. Referral fee income is recognized at the time of the loan closing based on stated premium percentages and is also included in Business Capital Group loan income.

(f) Loans Receivable and Allowance for Loan Losses

Loans are stated at cost, reduced by the allowance for loan losses. Interest income with respect to loans is accrued on the principal amount outstanding. Interest accruals on loans are generally stopped if payments become 90 days past due or management otherwise considers the collectibility of principal or interest to be in question. When a loan is placed on nonaccrual status, any interest previously accrued but not collected is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest.

Income on such loans is then recognized only to the extent that cash is received and when the future collection of principal is probable. Interest accruals are recorded on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are expected to be fully collectible as to both principal and interest.

A substantial portion of the Bank's loans are secured by real estate in Jefferson, Madison, Montgomery, and Shelby Counties of Alabama and Duval County in Florida. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in market conditions in these areas.

The allowance for loan losses is established by the provision for loan losses and is maintained at a level that management considers adequate to absorb losses inherent in the portfolio. Management's evaluation of the allowance considers economic conditions, identified loan impairments, analysis of the individual loans and collateral, and other factors considered necessary to maintain the allowance at an adequate level. Uncollectible loans are charged to the allowance account in the period such losses are realized. Recoveries on loans previously charged off are credited to the allowance in the period received. Provisions are made to the allowance for loan losses in the amount and in the period in which losses are estimated to have occurred.

While management uses available information to estimate the inherent losses at each balance sheet date, future changes to the allowance may be necessary based on the receipt of additional information. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to make changes to the allowance based on their judgment about information available to them at the time of their examination.

(g) Acquisition of Loans

The Company generally acquires loans through loan pool purchases. An acquired loan which has experienced deterioration of credit quality between origination and the Company's acquisition, and for which it is probable that the Company will be unable to collect all amounts due according to the loan's contractual terms, is accounted for under the provisions of Statement of Position 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer*. For such loans, the Company estimates the amount and timing of undiscounted expected principal, interest, and other cash flows (including expected prepayments, if any) as of the acquisition date. The excess of the loan's contractually required cash flows over the Company's expected cash flows is referred to as a nonaccretable difference and is not recorded by the Company. The loan is initially recorded at fair value. The difference between the undiscounted expected cash flows and the fair value at which the loan is recorded is referred to as accretable yield and is accreted into interest income over the remaining expected life of the loan.

(h) Loan Origination Fees and Costs

The net amount of loan origination fees and direct costs of loan origination are deferred and amortized to income using a method that approximates the level yield method. Fees received in connection with commitments to originate loans are also deferred. However, if the commitment expires, fees are recognized at that time. The

(1) Summary of Business and Significant Accounting Policies, *Continued*

origination fees on loans held–for–sale are recognized upon sale and included in Business Capital Group loan income in the accompanying consolidated statements of income.

(i) Premises and Equipment, Net

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized principally on the straight–line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

(j) Other Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded in other assets at the lower of cost or fair value, less expected selling costs, at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value, less estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest expense.

(k) Derivative Financial Instruments and Hedging Activities

As part of its overall interest rate risk management activities, the Company utilizes derivative instruments (i) to modify the repricing characteristics of assets and liabilities and (ii) to provide an economic hedge of the fair value risk of fixed–rate liabilities. The primary instruments utilized by the Company are interest rate swaps. The fair values of these derivative financial instruments are based on dealer quotes or third–party financial models and are recorded as assets or liabilities and are recognized on the balance sheet at their fair value.

The accounting for changes in fair value of a derivative instrument depends on whether it has been designated as a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of the variability of cash flows of a floating rate asset or liability (cash flow hedge), or a foreign–currency fair value or cash flow hedge. Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge along with the gain or loss on the hedged asset or liability that are attributable to the risk being hedged are recognized in earnings in the period of change. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is recorded initially as a component of accumulated other comprehensive income and, subsequently, reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss, are reported in earnings immediately. For derivative instruments not designated as an accounting hedge, the change in fair value is recognized in earnings in each period. The net settlement on the Company's derivative instruments is recorded in earnings on an accrual basis.

(l) Bank-Owned Life Insurance

The Company owns life insurance policies to provide for the payment of death benefits related to existing deferred compensation and supplemental income plans maintained for the benefit of certain executives and directors of the Company. The total cash surrender value amounts of such policies at December 31, 2006 and 2005 were $4,556,413 and $4,382,341, respectively. The Company recorded increases to the cash surrender value of $174,072, $177,917 and $171,620 for the years ended December 31, 2006, 2005 and 2004 respectively.

(1) Summary of Business and Significant Accounting Policies, *Continued*

(m) Off–Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off–balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(n) Income Taxes

Income taxes are accounted for under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company files its federal income tax returns on a consolidated basis.

(o) Intangible Asset

On July 22, 2005, CapitalSouth Bank acquired all the issued and outstanding common shares of United Bank of the Gulf Coast (United Bank) and simultaneously sold all assets and liabilities acquired from United Bank. CapitalSouth Bank recorded an intangible asset of $1,270,749, representing the stripped bank charter acquired from United Bank, allowing CapitalSouth Bank to expand into the state of Florida. The intangible asset is determined to have an indefinite life and is not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. If impaired, the asset is written down to it estimated fair value. No impairment charges have been recognized through December 31, 2006.

(p) Share Based Compensation Plans

On July 1, 2005, the Company early adopted SFAS No. 123 (revised 2004), *Share-Based Payment*, which requires the Company to recognize the costs of its employee stock option awards in its income statement. According to SFAS No. 123R, the total cost of the Company's share based awards is equal to their grant date fair value and is recognized as expense on a straight-line basis over the service periods of the awards. The Company adopted the fair value recognition provisions of SFAS No. 123R using the modified retrospective method only to the beginning of the annual period of adoption, January 1, 2005. Under this method, compensation cost recognized in 2006 and 2005 includes compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. No compensation cost was recognized for share-based payments granted prior to January 1, 2005, as there were no unvested options at January 1, 2005. Results for prior years have not been restated. Total share-based compensation expense recognized by the Company during 2006 and 2005 for stock option grants was $170,200 and $15,947, respectively.

Prior to January 1, 2005, the Company accounted for its stock option plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25 and related Interpretations, as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation.* Compensation cost, associated with the Company's stock options accounted for on a variable basis, was recognized as the difference between the weighted average option exercise price and the fair value of the Company's stock. No stock option-based employee compensation cost was recognized in the income statements during 2004, as all stock options granted under those plans had exercise prices equal to the market values of the underlying common stock on the dates of grant.

(1) Summary of Business and Significant Accounting Policies, *Continued*

Had compensation for the stock option plan been determined consistent with SFAS No. 123 prior to January 1, 2005, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

	2004
Net income:	
As reported	$1,876,525
Compensation expense, net of tax	(141,520)
Pro forma	$1,735,005
Earnings per share:	
As reported:	
Basic	$ 0.84
Diluted	0.83
Pro forma:	
Basic	0.78
Diluted	0.76

Prior to January 1, 2005, the fair value of options granted, which was amortized to expense over the option vesting period in determining the pro forma impact, was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004
Expected life of option	10 yrs
Risk-free interest rate	4.27%
Expected volatility of Company stock	7.16%

(q) Investment Banking Income

Investment banking income arises from commissions related to the sales of certain investment products which are recognized upon sale. In addition, the Company periodically participates in municipal bond offerings and recognizes underwriting fees as investment banking income at the time the offerings close.

(r) Reportable Segments

The Company operates in several different geographic and other markets. In reviewing the overall business performance, the Company has determined that the products and services, nature of the production processes, types of customers, methods used to distribute its services and the regulation governing each market are sufficiently similar to aggregate results for management purposes. As such, the Company considers this to be a single business segment as defined in SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*.

(s) Recent Accounting Standards

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 155, *Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140.* This statement amends SFAS No. 133, *Accounting for Derivatives and Hedging Activities* and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* and allows the entity to re-measure at fair value a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation from the host, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS No. 155 to have a material impact on the consolidated balance sheets or statements of income.

(1) Summary of Business and Significant Accounting Policies, *Continued*

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140.* SFAS No. 156 amends SFAS No. 140, with respect to the accounting for separately recognized servicing assets and liabilities. The statement addresses the recognition and measurement of separately recognized servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like accounting. SFAS No. 156 is effective as of the beginning of an entity's fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS No. 156 to have a material impact on the consolidated balance sheets or statements of income.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.* This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on the consolidated balance sheets or statements of income.

In September 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* For an endorsement split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits under FASB Statement No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions* or Accounting Principals Board (APB) Opinion No. 12, Omnibus Opinion – 1967 based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007. The Company is currently assessing the impact, if any, that the adoption of this EITF will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. Management will be required to adopt this statement beginning in 2008. The adoption of this standard is not expected to have a material impact on the Company's consolidated balance sheets and statements of income.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 expresses the views of the SEC regarding the process of quantifying financial statement misstatements to determine if any restatement of prior financial statements is required. The statement addresses the two techniques commonly used in practice in accumulating and quantifying misstatements, and requires that the technique with the most severe result be used in determining whether a misstatement is material. Effective December 31, 2006, the Company adopted SAB 108, which did not have a material impact on the Company's consolidated balance sheets and statements of income.

In September 2006, the FASB issued SFAS No. 158 *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.* SFAS No. 158 amends SFAS' statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires employers to recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status. Secondly, it requires employers to measure the plan assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a defined benefit postretirement plan in the year that the changes occur with the changes reported in comprehensive income. The standard is required to be adopted by entities having fiscal years ending after December 15, 2006. Because the Company does not have any defined benefit plans or other post retirement plans, this standard did not have an impact on the Company's consolidated balance sheets or statements of income.

(1) Summary of Business and Significant Accounting Policies, *Continued*

In September 2006, the FASB ratified EITF 06-5, *Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance.* This issue addresses how an entity should determine the amount that could be realized under the insurance contract at the balance sheet date in applying FTB 85-4 and if the determination should be on an individual or group policy basis. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The adoption of EITF 06-5 is not expected to have a material affect on the Company's financial statements.

(t) Reclassifications

Certain 2005 and 2004 amounts have been reclassified to conform to the 2006 presentation.

(u) Subsequent Event

On March 1, 2007 CapitalSouth announced the signing of a definitive agreement to acquire Monticello Bancshares (Monticello). Monticello, through its federally chartered savings bank, Monticello Bank, operates two banking offices in Jacksonville, Florida. Monticello had approximately $228 million in total assets as of December 31, 2006, a loan portfolio of $206 million and total deposits of $157 million.

(2) Securities Available–for–Sale and Held–to–Maturity

The amortized cost and estimated fair values of securities available–for–sale at December 31, 2006 and 2005 are as follows:

	2006			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Government agency securities	$ 28,125,958	8,237	(199,554)	27,934,641
Mortgage-backed securities	10,401,062	-	(431,490)	9,969,572
Municipal securities	4,869,484	1,929	(16,621)	4,854,792
Corporate securities	4,157,646	2,261	(1,118)	4,158,789
Total	$ 47,554,150	12,427	(648,783)	46,917,794

	2005			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Government agency securities	$ 23,574,815	-	(358,560)	23,216,255
Mortgage-backed securities	12,805,426	-	(510,255)	12,295,171
Municipal securities	356,694	-	(1,804)	354,890
Total	$ 36,736,935	-	(870,619)	35,866,316

The amortized cost and estimated fair values of securities held–to–maturity at December 31, 2006 and 2005 are as follows:

	2006			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Government agency securities	$ 10,992,116	-	(333,398)	10,658,718
Mortgage-backed securities	6,425,164	-	(157,525)	6,267,639
Collateralized mortgage obligation	7,806,611	-	(307,829)	7,498,782
Municipal securities	6,605,001	71,514	(28,173)	6,648,342
Total	$ 31,828,892	71,514	(826,925)	31,073,481

	2005			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Government agency securities	$ 10,991,210	-	(369,657)	10,621,553
Mortgage-backed securities	7,942,145	-	(199,053)	7,743,092
Collateralized mortgage obligation	5,475,197	-	(305,442)	5,169,755
Municipal securities	4,747,317	107,912	(8,600)	4,846,629
Total	$ 29,155,869	107,912	(882,752)	28,381,029

(2) Securities Available–for–Sale and Held–to–Maturity, *Continued*

The carrying amounts and approximate fair values of securities at December 31, 2006, by contractual maturity, are as follows:

	Securities			
	Available for sale		Held to maturity	
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	$ 4,619,544	4,606,149	414,947	418,146
Due after one year through five years	17,978,912	17,796,893	13,618,309	13,313,173
Due after five years through ten years	9,078,297	9,079,817	1,200,000	1,223,797
Due after ten years	1,318,689	1,306,574	2,363,861	2,351,944
	32,995,442	32,789,433	17,597,117	17,307,060
Mortgage-backed securities	10,401,062	9,969,572	6,425,164	6,267,639
Collateralized mortgage obligation	-	-	7,806,611	7,498,782
Corporate securities	4,157,647	4,158,789	-	-
	$ 47,554,151	46,917,794	31,828,892	31,073,481

Securities carried at $43,830,498 and $43,856,356 (market values of $42,808,028 and $42,526,631) at December 31, 2006 and 2005, respectively, were pledged to secure deposits, borrowed funds, and for other purposes as required or permitted by law.

Proceeds from the sales of investment securities available-for-sale during the years ended December 31, 2006, 2005 and 2004 were $0, $0, and $3,266,445, respectively. Gross realized gains on sales of securities available-for-sale were $0, $0, and $693 for 2006, 2005 and 2004, respectively.

The following tables show the Company's combined investments' unrealized gross losses and fair values, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2006 and December 31, 2005.

	2006					
	Less than 12 months		More than 12 months		Total	
	Fair value	Unrealized gross losses	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government agency securities	$ 3,995,902	3,481	26,560,369	529,564	30,556,271	532,952
Mortgage-backed securities	-	-	16,237,212	589,015	16,237,211	589,015
Municipal securities	6,139,244	38,540	608,262	6,254	6,747,506	44,794
Collateralized mortgage obligation	3,116,306	23,921	4,382,476	283,908	7,498,782	307,829
Corporate securities	1,026,547	1,118	-	-	1,026,547	1,118
	$ 14,277,999	67,060	47,788,319	1,408,741	62,066,317	1,475,708

(2) Securities Available–for–Sale and Held–to–Maturity, ***Continued***

	2005					
	Less than 12 months		More than 12 months		Total	
	Fair value	Unrealized gross losses	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government agency securities .... $	12,008,205	84,235	21,829,603	643,982	33,837,808	728,217
Mortgage-backed securities	6,295,656	115,704	13,742,607	593,604	20,038,263	709,308
Municipal securities	1,284,653	10,404	-	-	1,284,653	10,404
Collateralized mortgage obligation	-	-	5,169,755	305,442	5,169,755	305,442
$	19,588,514	210,343	40,741,965	1,543,028	60,330,479	1,753,371

At December 31, 2006, the Company had 26 available-for-sale securities and 13 held-to-maturity securities that were in an unrealized loss position for longer than 12 months. At December 31, 2005, the Company had 18 available-for-sale securities and six held-to maturity securities that were in an unrealized loss position for longer than 12 months. All of these securities' impairments are deemed not to be other than temporary impairment as the declines in fair value noted above were attributable to increases in interest rates and not attributable to credit quality. The Company does not expect any permanent impairment to develop related to these securities and has the ability and intent to hold these securities until maturity or a market price recovery.

(3) Loans Receivable

The composition of the loan portfolio at December 31, 2006 and 2005 is as follows:

	2006	2005
Commercial, industrial, and agricultural..........	$ 67,392,108	48,041,246
Real estate – construction and land development	125,617,084	93,002,417
Real estate – mortgage..........	177,485,630	178,475,571
Installment loans..........	4,412,798	7,701,741
	374,907,620	327,220,975
Less allowance for loan losses..........	(4,328,629)	(3,856,092)
Net loans	$ 370,578,991	323,364,883

Certain parties (principally directors and senior officers of the Company including their affiliates, families, and companies in which they hold 10% or more ownership) were customers of, and had loans and other transactions with the Bank in the ordinary course of business. The following is an analysis of activity with respect to such loans for the years–ended December 31:

	2006	2005
Balance, beginning of year	$ 7,068,201	7,123,975
Additions	6,375,749	7,653,227
Amounts collected	(4,924,876)	(7,709,001)
Balance, end of year	$ 8,519,074	7,068,201

In management's opinion, these loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons and these loans did not involve more than the normal risk of collectibility or present other unfavorable features.

(3) Loans Receivable, *Continued*

The recorded amounts of investments in loans that were considered to be impaired under SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, were $1,660,882 as of December 31, 2006 and $1,684,242 as of December 31, 2005 (all such loans were also carried on a nonaccrual basis). The related allowance for loan loss amounts on these loans were $339,020 and $330,196, respectively, for the years ended December 31, 2006 and 2005. There were no impaired loans without a related allowance as of December 31, 2006 and 2005. The average recorded investments in impaired loans during the years ended December 31, 2006, 2005, and 2004 were $1,650,037, $1,284,742, and $1,501,098, respectively. Interest that would have been recorded on nonaccrual loans had they been in accruing status was immaterial. Interest recognized on nonaccrual loans was immaterial for the years ended December 31, 2006, 2005, and 2004.

Nonperforming loans, consisting of loans on nonaccrual status and accruing loans past due greater than 90 days, amounted to $1,660,882 and $1,684,242 at December 31, 2006 and 2005, respectively. There were no past due loans greater than 90 days not on nonaccrual status.

(4) Allowance for Loan Losses

A summary of activity in the allowance for loan losses for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Balance, beginning of year	$ 3,856,092	3,200,150	2,666,219
Loans charged off	(247,530)	(351,466)	(438,354)
Recoveries	98,760	93,635	124,980
Provision charged to income	621,306	913,773	847,305
Balance, end of year	$ 4,328,628	3,856,092	3,200,150

(5) Premises and Equipment

A summary of premises and equipment and their useful lives as of December 31, 2006 and 2005 is as follows:

	Depreciable life	2006	2005
Land		$ 1,468,183	1,781,965
Premises and improvements	15 to 31 years	8,778,289	8,328,920
Equipment and furniture	5 to 15 years	5,305,342	4,581,746
Vehicles	5 years	72,241	75,623
		15,624,055	14,768,254
Less accumulated depreciation		(4,975,356)	(4,060,571)
		$ 10,648,699	10,707,683

Depreciation expense was $973,033, $837,172 and $566,289 for 2006, 2005 and 2004, respectively.

(6) Deposits

Deposits at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Money market and NOW accounts	$ 129,576,218	96,005,818
Savings	3,453,247	3,663,321
Certificates of deposit	209,501,956	176,984,796
State time deposits	6,030,000	5,780,000
Noninterest-bearing deposits	52,735,181	46,995,451
	$ 401,296,602	329,429,386

Certificates of deposit in denominations of $100,000 or more totaled $24,931,522 and $24,432,751 at December 31, 2006 and 2005, respectively. State time deposits in denominations of $100,000 or more aggregated $6,030,000 and $5,780,000 at December 31, 2006 and 2005, respectively.

Scheduled maturities of certificates of deposit at December 31, 2006 are as follows:

2007	$198,093,298
2008	6,333,815
2009	1,481,581
2010	170,770
2011 and thereafter	3,422,492
	$209,501,956

Interest expense on deposits for the years ended December 31, 2006, 2005 and 2004 consisted of the following:

	2006	2005	2004
Money market and NOW accounts	$4,160,244	2,121,235	898,878
Savings	12,575	12,863	13,235
Certificates of deposit	9,041,939	5,020,838	2,789,123
State time deposits	276,968	167,401	68,553
	$13,491,726	7,322,337	3,769,789

Interest expense amounts on certificates of deposit in denominations of $100,000 or more were $1,081,332, $749,516, and $414,854 for the years ended December 31, 2006, 2005 and 2004, respectively.

(7) Income Taxes

The consolidated provision for (benefit of) income taxes is as follows:

	2006	2005	2004
Current:			
Federal	$ 1,535,306	1,359,580	862,161
State	231,452	203,191	255,072
	1,766,758	1,562,771	1,117,233
Deferred:			
Federal	(166,916)	(264,731)	(119,155)
State	(20,630)	(33,722)	(14,727)
	(187,546)	(298,453)	(133,882)
	$ 1,579,212	1,264,318	983,351

The provision for income taxes is less than that computed by applying the federal statutory rate of 34% in 2006, 2005 and 2004, as indicated in the following analysis:

	2006	2005	2004
Tax based on federal statutory rate	$ 1,532,553	1,306,008	972,358
State income taxes, net of federal benefit	139,267	111,850	158,628
Share based compensation expense	57,868	-	-
Tax exempt interest	(140,437)	(91,626)	(85,123)
Low income housing tax credit	(20,196)	(20,196)	(20,000)
Bank-owned life insurance	(59,184)	(58,962)	(57,517)
Other, net	69,341	17,244	15,005
	$ 1,579,212	1,264,318	983,351

Net deferred tax assets and liabilities at December 31, 2006 and 2005 are as follows:

	2006	2005
Allowance for loan losses	$1,240,412	1,080,778
Accrued expenses	376,358	300,774
Intangibles	32,124	39,103
Net unrealized loss on available-for-sale securities	218,007	299,999
Compensation expense related to stock options outstanding	88,844	204,402
Depreciation	102,696	10,687
Other assets, net	317,756	302,045
Total gross deferred tax assets	2,376,197	2,237,788
Deferred loan fees and costs, net	(306,233)	(275,477)
Other liabilities, net	(32,086)	(29,987)
Total gross deferred tax liabilities	(338,319)	(305,464)
Net deferred tax assets	$2,037,878	1,932,324

(7) Income Taxes, *Continued*

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(8) Subordinated Debt and Note Payable

On December 26, 2002, the Parent established Financial Investors Statutory Trust I (Trust I), a wholly-owned statutory business trust and on September 15, 2005 the Parent established a second wholly-owned statutory business trust, Financial Investors Statutory Trust II (Trust II) (collectively, the Trusts). The Parent is the sole sponsor of these Trusts and owns all of the Trusts' common securities. The Trusts were created for the exclusive purpose of issuing 30–year capital trust securities (Trust Preferred Securities) in the amount of $5,000,000 (Trust I) and $2,500,000 (Trust II), with the use of the proceeds from both Trusts to purchase an aggregate of $7,500,000 of subordinated debentures from the Parent. The sole assets of the Trusts are subordinated debentures issued by the Parent. The amounts recorded in the consolidated balance sheets include the unconsolidated investment in the Trusts of $233,000 which were acquired through the issuance of subordinated debentures.

The Trust Preferred Securities bear a floating interest rate based on a spread over 3–month LIBOR which is set each quarter. Distributions from both Trusts are payable quarterly maturing December 26, 2032 (for Trust I) and September 15, 2035 (for Trust II). The Trust Preferred Securities are subject to mandatory redemption upon repayment of the subordinated debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. The Parent guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trust. CapitalSouth Bancorp's obligation under the subordinated debentures together with the guarantee and other back–up obligations, in aggregate, constitute a full and unconditional guarantee by the Parent of the obligations of the Trust under the Trust Preferred Securities.

The subordinated debentures are unsecured, bear an interest rate based on a spread over 3-month LIBOR (equal to the spread paid by the Trusts on the Trust Preferred Securities) which is set each quarter. The Parent may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Parent's ability to pay dividends on its common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities for Trust I may be redeemed prior to maturity at the Trust's option on or after December 26, 2007 and Trust II securities may be redeemed prior to maturity at the Trust's option on or after September 15, 2010. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trusts becoming subject to federal income tax on income received on the subordinated debentures, (2) interest payable by the Parent on the subordinated debentures becoming nondeductible for federal tax purposes, or (3) loss of the ability to treat the Trust Preferred Securities as "Tier I Capital" under the Federal Reserve capital adequacy guidelines.

The Trust Preferred Securities currently qualify as Tier I capital under regulatory interpretations. On March 1, 2005, the Federal Reserve Board announced changes to its capital adequacy rules affecting the capital treatment of trust preferred securities. The Federal Reserve's rules permit the Company to continue to treat the outstanding Trust Preferred Securities as Tier 1 Capital until the last five years of the thirty year term of the related subordinated debentures. The terms of the Federal Reserve's final rule with respect to capital treatment of trust preferred securities do not adversely affect the Company's regulatory capital.

During 2005, the Company had three notes payable outstanding. One note was a line of credit with First Tennessee Bank, National Association for $1,205,000, bearing an interest rate of 4.42%. This note was refinanced on May 19, 2005 with a note payable as part of a line of credit with Alabama Banker's Bank, bearing an interest rate of 4.93%. The Company borrowed another $1,800,000 from Alabama Banker's Bank on September 8, 2005, bearing an interest rate of 5.54%. Both notes payable to Alabama Banker's Bank were paid off on December 21, 2005. The Company had no notes payable outstanding during 2006.

(9) Repurchase Agreements and Borrowed Funds

Borrowed funds consisted of Federal Home Loan Bank (FHLB) advances and amounted to $6,000,000 as of December 31, 2006 and 2005. The two advances outstanding at December 31, 2006 bear interest at rates of 4.94% and 4.58%. The FHLB advances were secured by $68,846,776 of loans receivable and $9,244,418 of investment securities as of December 31, 2006. One $3,000,000 advance matures in 2008, the other $3,000,000 matures in 2013.

The table below provides information relating to Federal Home Loan Bank Advance activity for 2006, 2005, and 2004.

	2006	2005	2004
Activity for the year:			
Average balance of advances outstanding	$ 6,594,521	9,684,863	14,401,639
Maximum outstanding at any month–end	11,000,000	11,000,000	21,000,000
Average interest rate at period–end	4.76%	4.77%	3.76%
Average interest rate paid for the year	4.88%	3.98%	4.48%

The following summarizes pertinent data related to repurchase agreements as of and for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004
Activity for the year:			
Average balance of agreements outstanding	$ 9,877,522	12,490,065	12,551,000
Maximum outstanding at any month–end	11,409,908	13,679,715	13,517,337
Average interest rate at period–end	1.43%	3.74%	1.97%
Average interest rate paid for the year	4.67%	2.95%	1.39%

The Company enters into interest rate protection contracts to help manage interest rate exposure. These contracts can include interest rate swaps, caps, and floors. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Entering into interest rate swap agreements involves not only the risk of dealing with counterparties and their ability to meet the terms of the contracts but also the risk associated with the movements in interest rates. These risks are considered in the overall asset liability management program. Notional principal amounts often are used to express the volume of these transactions; however, the amounts potentially subject to credit risk are much smaller. At December 31, 2006 and 2005, the Company had interest rate swaps with notional amounts totaling $3,000,000 and $6,000,000, respectively.

The following tables summarize information on the outstanding interest rate swaps at December 31, 2006 and 2005:

	2006					
				During the year		
	Notional amount	Carrying value	Estimated fair value	Received	Paid (1)	Average remaining life (in years)
Interest rate swaps	$ 3,000,000	127,656	(127,656)	3.01%	5.03%	1.75

(1) The interest rate protection contracts above reprice quarterly. The variable pay rate is based upon the three–month LIBOR.

	2005					
				During the year		
	Notional amount	Carrying value	Estimated fair value	Received	Paid (1)	Average remaining life (in years)
Interest rate swaps	$ 6,000,000	269,251	(269,251)	2.86%	3.30%	2.75

(1) The interest rate protection contracts above reprice quarterly. The variable pay rate is based upon the three–month LIBOR.

(10) Regulatory Matters

The primary source of funds available to the Parent is payments of dividends from the Bank. Banking laws and other regulations limit the amount of dividends a bank subsidiary may pay without prior regulatory approval. As of December 31, 2006, approximately $6.2 million of the Bank's retained earnings was available for dividend distribution without prior regulatory approval.

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off–balance sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk–weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006 and 2005, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2006 and 2005, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum Total risk–based, Tier I risk–based, and Tier I leverage ratios as set forth in the following table. Management believes there are no conditions or events since the previous notification that have changed the institution's categories.

(10) Regulatory Matters, *Continued*

The Company's and CapitalSouth Bank's actual capital amounts and ratios are presented in the table below. As noted previously, Capital Bank was merged into CapitalSouth Bank effective November 3, 2006, and therefore no longer has capital ratios as of December 31, 2006.

	December 31, 2006					
	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount (000's)	Ratio	Amount (000's)	Ratio	Amount (000's)	Ratio
Total capital (to risk weighted assets):						
Consolidated	$52,150	13.2%	$31,702	8.0%	N/A	N/A
CapitalSouth Bank	47,041	11.9	31,626	8.0	39,533	10.0%
Tier I capital (to risk weighted assets):						
Consolidated	47,990	12.1	15,851	4.0	N/A	N/A
CapitalSouth Bank	42,712	10.8	15,813	4.0	23,720	6.0
Tier I capital (to average assets):						
Consolidated	47,990	10.2	18,764	4.0	N/A	N/A
CapitalSouth Bank	42,712	9.1	18,737	4.0	23,421	5.0

	December 31, 2005					
	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount (000's)	Ratio	Amount (000's)	Ratio	Amount (000's)	Ratio
Total capital (to risk weighted assets):						
Consolidated	$47,809	14.7%	$26,112	8.0%	N/A	N/A
CapitalSouth Bank	36,239	12.6	22,972	8.0	28,715	10.0%
Capital Bank	7,980	18.9	3,378	8.0	4,223	10.0
Tier I capital (to risk weighted assets):						
Consolidated	43,953	13.5	13,056	4.0	N/A	N/A
CapitalSouth Bank	32,862	11.4	11,486	4.0	17,229	6.0
Capital Bank	7,530	17.8	1,689	4.0	2,534	6.0
Tier I capital (to average assets):						
Consolidated	43,953	11.3	15,594	4.0	N/A	N/A
CapitalSouth Bank	32,862	9.8	13,468	4.0	16,835	5.0
Capital Bank	7,530	15.1	1,998	4.0	2,498	5.0

(11) Employee Benefit Plan

The Company sponsors a 401(k) retirement plan covering substantially all of its employees. The Company provides a 50% matching contribution for up to 8% of an employee's contribution base. In addition to the matching contributions, the Company can make discretionary contributions based on Company current year profits. Contributions to the plan totaled approximately $142,000, $52,000 and $42,000 in 2006, 2005 and 2004, respectively.

(12) Stock Based Compensation Plans

Under the Company's 1994 Stock Incentive Plan, 2004 Stock Option Plan, and 2005 Stock Incentive Plan, there are 106,650, 32,000, and 150,000 shares, respectively, authorized for issuance with grants to employees that vest immediately. The maximum term of the options granted under the plans is 10 years.

On July 1, 2005, the Company early adopted SFAS No. 123 (revised 2004), *Share-Based Payment,* which requires the Company to recognize the costs of its employee stock option awards in its income statement. According to SFAS No. 123R, the total cost of the Company's share based awards is equal to their grant date fair value and is recognized as expense on a straight-line basis over the service periods of the swards. The Company adopted the fair value recognition provisions of SFAS No. 123R using the modified retrospective method only to the beginning of the annual period of adoption, January 1, 2005. Under this method, compensation cost recognized in 2005 includes compensation cost for all share-based payments granted subsequent to January 1, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. No compensation cost was recognized for share-based payments granted prior to January 1, 2005, as all options were fully vested at January 1, 2005.

In addition, SFAS No. 123R changed the statement of cash flows classification of the tax benefit received for the amount of income tax deductions taken for option exercises in excess of share-based compensation cost recognized for those options (the "excess tax benefit"). Excess tax benefits were previously reported as cash flows from operating activities but are required to be reported as cash flows from financing activities under SFAS No. 123R. The $101,389 excess tax benefit classified as a financing cash inflow for the year ended December 31, 2006 would have been classified as an operating cash inflow if the Company had not adopted SFAS No. 123R.

The Company estimates the fair value of its options awards using the Black-Scholes option pricing model. The Company uses historical data to estimate option exercise and termination patterns within the Black-Scholes model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The weighted-average grant-date fair value of stock options granted to CapitalSouth employees during 2006 and 2005 was $7.40 and $5.33, respectively. During 2006 and 2005 there were 23,000 options granted at an exercise price of $21.17 and 3,000 options granted at an exercise price of $15.25, respectively. Assumptions used in calculating the fair value of options granted during 2006 and 2005 were as follows:

	2006	2005
Risk-free interest rate	5.15%	4.25%
Expected volatility	6.42%	7.16%
Expected life of option	10 yrs	10 yrs

A summary of the status of outstanding option grants under the Company's stock option plans at December 31, 2006, 2005, and 2004 and the changes during the years then ended is presented in the table below:

	2006		2005		2004	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	217,400	$ 13.09	225,500	$ 12.59	185,750	$ 11.79
Granted	23,000	21.17	3,000	15.25	43,500	15.00
Exercised	(70,250)	12.72	(100)	13.00	---	---
Forfeited	(5,500)	17.24	(11,000)	14.45	(3,750)	13.53
Outstanding, end of year	164,650	$ 14.24	217,400	$ 13.09	225,500	$ 12.59
Exercisable, end of year	164,650	$ 13.09	217,400	$ 13.09	225,500	$ 12.59
Weighted average fair value of options granted	$ 7.40		5.33		5.25	

(12) Stock Based Compensation Plans, *Continued*

Range of exercise prices	Options outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)
$9.00 - 9.99	9,500	$ 9.00	0.36
11.00 - 11.99	26,000	11.00	1.38
12.00 - 12.99	16,500	12.00	2.88
13.00 - 13.99	22,150	13.00	3.64
15.00 - 15.99	69,500	15.01	7.09
21.00 - 21.99	21,000	21.17	9.38
	164,650		

As of December 31, 2006, the total intrinsic value of options outstanding was $828,705.

As of December 31, 2006, there was no unrecognized compensation cost related to nonvested options, as there were no nonvested options.

On January 13, 2006, 60,000 non-qualified options were exercised. The employee elected a cashless exercise for the share purchase and related withholding taxes, which resulted in 16,045 common shares issued. Withholding taxes and other taxes totaled $158,835. The intrinsic value of these options was $502,200.

In May 2006, 6,250 employee stock options were exercised using a cashless exercise for the share purchase, which resulted in 3,844 common shares issued. The intrinsic value of these options was $81,813.

(13) Earnings Per Share

Basic earnings per share amounts were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended December 31, 2006, 2005 and 2004.

Diluted earnings per share amounts for the years ended December 31, 2006, 2005 and 2004, were computed by dividing net income by the weighted average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the stock option plans, based on the treasury stock method using an average fair market value of the stock during the respective years. The Company had no options that were issued and not included in the calculations of diluted earnings per share for the years ended December 31, 2006, 2005, and 2004. The following table represents the earnings per share calculations for the years ended December 31, 2006, 2005 and 2004:

	Net income	Shares	Per share amount
2006:			
Basic earnings per share:			
Income available to common shareholders	$ 2,928,297	2,964,041	$ 0.99
Dilutive securities:			
Stock option plan shares		56,627	
Dilutive earnings per share:			
Income available to common shareholders	$ 2,928,297	3,020,668	$ 0.97
2005:			
Basic earnings per share:			
Income available to common shareholders	$ 2,576,882	2,271,878	$1.13
Dilutive securities:			
Stock option plan shares		32,471	
Dilutive earnings per share:			
Income available to common shareholders	$ 2,576,882	2,304,349	$1.12
2004:			
Basic earnings per share:			
Income available to common shareholders	$ 1,876,525	2,233,506	$ 0.84
Dilutive securities:			
Stock option plan shares		35,380	
Dilutive earnings per share:			
Income available to common shareholders	$ 1,876,525	2,268,886	$ 0.83

(14) Commitments and Contingencies

The Bank is party to financial instruments with off–balance sheet risks that arise in the normal course of business and that involve elements of credit risk, interest rate risk, and liquidity risk. They consist primarily of commitments to extend credit and standby letters of credit. A summary at December 31, 2006 and 2005 is as follows:

	2006	2005
Commitments to extend credit	$ 82,729,846	58,369,703
Standby letters of credit	1,049,470	3,164,053
	$ 83,779,316	61,533,756

Commitments to extend credit and standby letters of credit include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the balance sheets. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank.

The Company leases offices in Atlanta, Georgia; Jacksonville, Florida; and Huntsville, Hoover, Birmingham, and Montgomery, Alabama. Future minimum rental commitments as of December 31, 2006 for the leases are as follows:

2007	$ 266,409
2008	113,170
2009	104,131
2010	106,712
2011	17,857
Total	$ 608,279

Rent expense for the years ended December 31, 2006, 2005, and 2004 was approximately $330,000, $355,000 and $393,000, respectively.

The Company is subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of these claims and actions are not expected to have a material adverse effect on the consolidated financial condition or results of operations of the Company.

(15) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, certain of the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to management as of December 31, 2006 and 2005. Such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein. The following methods and assumptions were used by the Company in estimating its fair values disclosures for financial instruments:

(a) Securities Available–for–Sale and Securities Held–to–Maturity

Substantially all of the Company's investments have a readily determinable fair value. Fair value for these securities are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

(b) FHLB and Federal Reserve Bank stock

The FHLB and Federal Reserve Bank have historically repurchased their stock at cost. Therefore, the carrying amount is considered a reasonable estimate of its fair value.

(c) Loans Receivable, Net

For loans with rates that are repriced in coordination with movements in market rates and with no significant change in credit risk, fair value estimates are based on carrying values. The fair value of other types of loans is estimated using a discounted cash flow calculation that applies rates currently offered.

(d) Derivatives

Fair value of interest rate swaps is based on prices quoted by the counterparty. These values represent the estimated amount the Company would receive or pay to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the creditworthiness of the counterparties.

(e) Deposits

The fair value of deposit liabilities with no stated maturity is disclosed as the amount payable on demand at the reporting date (i.e., at their carrying or book value). The fair values of fixed maturity deposits are estimated using a discounted cash flow calculation that applies rates currently offered for time deposits of similar remaining maturities.

(f) Federal Funds Purchased, Borrowed Funds, and Repurchase Agreements

These balances may consist of federal funds purchased, as well as fixed rate borrowings from the Federal Home Loan Bank (FHLB) and repurchase agreements. Due to the short–term nature of federal funds purchased and repurchase agreements, the fair values approximate their carrying values. The fair value of the FHLB borrowings is estimated using discounted cash flows based on the Company's current incremental borrowing rate for similar types of borrowing arrangements as of December 31, 2006 and 2005.

(g) Notes Payable

The fair value of the note payable approximates its carrying value.

(h) Subordinated Debentures

The fair value of the subordinated debentures approximates their carrying value.

(15) Fair Value of Financial Instruments, ***Continued***

(i) Off–Balance Sheet Financial Instruments

Off–balance sheet financial instruments include commitments to extend credit. The fair value of such instruments is negligible since the arrangements are at current rates, are for short periods, and pose no known credit risk.

Many of the Company's assets and liabilities are short–term financial instruments whose carrying amounts reported in the balance sheet approximate fair value. These items include cash and due from banks, interest–bearing bank balances, federal funds sold, and accrued interest receivable and payable balances. The estimated fair values of the Company's remaining on–balance sheet financial instruments as of December 31, 2006 and 2005 are summarized below.

	2006		2005	
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(In thousands)			
Financial assets:				
Securities available– for–sale	$ 46,918	46,918	35,866	35,866
Securities held–to–maturity	31,829	31,073	29,156	28,381
FHLB stock	2,045	2,045	2,122	2,122
Federal Reserve Bank stock	905	905	742	742
Loans, net	370,579	367,733	323,365	322,011
Financial liabilities:				
Deposits	401,297	400,459	329,429	328,928
Borrowed funds	6,000	6,142	6,000	6,035
Federal funds purchased	20,474	20,474	26,941	26,941
Repurchase agreements	659	659	11,778	11,778
Subordinated debentures	7,733	7,733	7,733	7,733

SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles, and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

(16) Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources comprised of net income and other comprehensive income. For the Company, other comprehensive income consists entirely of changes in unrealized gains and losses on securities available–for–sale. In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting items that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts for the years ended December 31, 2006, 2005 and 2004:

	2006		
	Before tax amount	Tax effect	After tax amount
Unrealized gains arising during the period	$ 234,263	(81,992)	152,271
Less reclassification adjustment for gains included in net income	—	—	—
Net unrealized gain on securities	$ 234,263	(81,992)	152,271

	2005		
	Before tax amount	Tax effect	After tax amount
Unrealized losses arising during the period	$ (499,262)	177,468	(321,794)
Less reclassification adjustment for gains included in net income	—	—	—
Net unrealized loss on securities	$ (499,262)	177,468	(321,794)

	2004		
	Before tax amount	Tax effect	After tax amount
Unrealized gains arising during the period	$ 290,501	(100,728)	189,773
Less reclassification adjustment for gains included in net income	693	(236)	457
Net unrealized gain on securities	$ 289,808	(100,492)	189,316

(17) Condensed Parent Company Financial Information

Condensed Parent–only financial information is as follows:

Balance Sheets

	December 31, 2006	December 31, 2005
Assets:		
Interest bearing deposits in CapitalSouth Bank	$ 4,604,867	7,252,058
Other assets	823,242	1,395,106
Investment in subsidiaries	43,848,770	41,377,050
Total assets	$ 49,276,879	50,024,214
Liabilities:		
Dividends payable	$ 178,555	285,267
Subordinated debentures	7,733,000	7,733,000
Other liabilities	16,935	5,132,037
Total liabilities	7,928,490	13,150,304
Stockholders' equity:		
Common stock	3,060,764	2,937,500
Treasury stock	(1,255,060)	(1,255,060)
Paid–in surplus	26,296,512	24,490,875
Retained earnings	13,664,522	11,271,215
Accumulated other comprehensive loss, net	(418,349)	(570,620)
Total stockholders' equity	41,348,389	36,873,910
Total liabilities and stockholders' equity	$ 49,276,879	50,024,214

Statements of Income

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Dividend income from bank subsidiaries	$ 600,000	400,000	750,000
Interest income	49,331	6,564	926
Interest expense	(597,718)	(454,134)	(275,008)
Operating income, net	541,289	82,754	63,525
Income before equity in earnings of subsidiaries	592,902	35,184	539,443
Equity in undistributed earnings of subsidiaries	2,335,395	2,541,698	1,337,082
Net income	$ 2,928,297	2,576,882	1,876,525

(17) Condensed Parent Company Financial Information, *Continued*

Statements of Cash Flows

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
Cash flows from operating activities:			
Net income	$ 2,928,297	2,576,882	1,876,525
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(2,335,395)	(2,541,698)	(1,337,082)
Director fees, paid in common stock	246,773	175,190	168,370
Share based compensation	170,200	15,947	-
Decrease (increase) decrease in other assets	587,810	50,607	(122,836)
(Decrease) increase in other liabilities	(5,115,102)	5,111,063	(9,348)
Net cash (used in) provided by operating activities	(3,517,417)	5,387,991	575,629
Cash flows from investing activities:			
Capital contribution to subsidiary	-	(9,533,000)	-
Net cash used in investing activities	-	(9,533,000)	-
Cash flows from financing activities:			
Net increase in notes payable	-	(1,205,000)	-
Proceeds from subordinated debentures	-	2,733,000	-
Dividends paid	(641,702)	(426,369)	(353,799)
Net proceeds from issuance of common stock	1,569,375	9,805,987	-
Exercise of stock options	(57,447)	1,300	-
Net cash provided by (used in) financing activities	870,226	10,908,918	(353,799)
Net increase (decrease) in cash and cash equivalents	(2,647,191)	6,763,909	221,830
Cash and cash equivalents, beginning of year	7,252,058	488,149	266,319
Cash and cash equivalents, end of year	$ 4,604,867	7,252,058	488,149

(18) Quarterly Summarized Financial Information (Unaudited)

	First Quarter 2006	Second Quarter 2006	Third Quarter 2006	Fourth Quarter 2006
	(in thousands, except per share data)			
Interest Income	$ 6,849	$ 7,607	$ 8,089	$ 8,546
Interest Expense	3,219	3,633	4,020	4,456
Net Interest Income	3,630	3,974	4,069	4,090
Provision for Loan Losses	236	104	119	162
Net Interest Income After Provision for Loan Losses	3,394	3,870	3,950	3,928
Noninterest Income	561	1,435	573	721
Noninterest Expense	3,283	3,697	3,624	3,321
Income Before Income Taxes	672	1,608	899	1,328
Income Tax Provision	208	614	288	469
Net Income	$ 464	$ 994	$ 611	$ 859
Net Income Per Share				
Basic	$ 0.16	$ 0.33	$ 0.21	$ 0.29
Diluted	$ 0.16	$ 0.33	$ 0.20	$ 0.28
Shares Outstanding				
Basic	2,942	2,964	2,969	2,972
Diluted	3,003	3,024	3,020	3,026

	First Quarter 2005	Second Quarter 2005	Third Quarter 2005	Fourth Quarter 2005
	(in thousands, except per share data)			
Interest Income	$ 4,671	$ 5,202	$ 5,774	$ 6,272
Interest Expense	1,709	2,067	2,393	2,707
Net Interest Income	2,962	3,135	3,381	3,565
Provision for Loan Losses	156	344	258	156
Net Interest Income After Provision for Loan Losses	2,806	2,791	3,123	3,409
Noninterest Income	588	645	455	864
Noninterest Expense	2,464	2,437	2,653	3,286
Income Before Income Taxes	930	999	925	987
Income Tax Provision	288	326	316	334
Net Income	$ 642	$ 673	$ 609	$ 653
Net Income Per Share				
Basic	$ 0.29	$ 0.30	$ 0.27	$ 0.28
Diluted	$ 0.28	$ 0.30	$ 0.27	$ 0.27
Shares Outstanding				
Basic	2,242	2,245	2,248	2,353
Diluted	2,273	2,276	2,278	2,390

Item 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

An evaluation of our disclosure controls and procedures, as defined in Securities Exchange Act Rules 13a-15(e) and 15d-15(e), was carried out by our management, with the participation of our chief executive officer and chief financial officer, as of the end of the period covered by this Annual Report on Form 10-K. In designing and evaluating the disclosure controls and procedures, management recognized that no system of controls, no matter how well designed and operated, can provide absolute assurance that the system of controls has operated effectively in all cases. Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Based on the evaluation discussed above, our chief executive and chief financial officers have concluded that our disclosure controls and procedures are effective as of the date of that evaluation to provide reasonable assurance that the objectives of disclosure controls and procedures are met.

Changes in Internal Control over Financial Reporting.

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 10-K that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B OTHER INFORMATION

None.

PART III

Item 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding the executive officers of CapitalSouth is included in Part I. The other information required by Item 10 is incorporated herein by reference from CapitalSouth's definitive proxy statement for the Annual Meeting of Stockholders to be held May 21, 2007. The definitive proxy statement will be filed on or about April 13, 2007.

You may access our Code of Ethics and other corporate governance documents on our website at www.capitalsouthbank.com under the subheading "Investor Relations." This subsection at our website also contains links to our SEC filings and other corporate governance information.

Item 11 EXECUTIVE COMPENSATION

The information regarding executive compensation is incorporated herein by reference from CapitalSouth's definitive proxy statement for the Annual Meeting of Stockholders to be held May 21, 2007.

Item 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

a. Security Ownership of Certain Beneficial Owners.

The information regarding the security ownership of the beneficial owners of more than five percent of CapitalSouth's common stock is incorporated herein by reference from CapitalSouth's definitive proxy statement for the Annual Meeting of Stockholders to be held May 21, 2007.

b. Security Ownership of Management.

The information regarding the security ownership of management is incorporated by reference from CapitalSouth's definitive proxy statement for the Annual Meeting of Stockholders to be held May 21, 2007.

c. Securities Authorized for Issuance Under Equity Compensation Plans

The information regarding securities authorized for issuance under equity compensation plans and the Stock Performance Graph is included in Part 2 under Item 5.

Item 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information regarding certain relationships and related transactions and director independence is incorporated herein by reference from CapitalSouth's definitive proxy statement for the Annual Meeting of Stockholders to be held May 21, 2007.

Item 14 PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information regarding principal accountant fees and services is incorporated herein by reference from CapitalSouth's definitive proxy statement for the Annual Meeting of Stockholders to be held May 21, 2007.

PART IV

Item 15 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) Financial Statements
The consolidated financial statements of CapitalSouth are included in Item 8 of this Form 10-K.

(2) Financial Statement Schedules
All financial information required pursuant to this item is either included in the consolidated financial statements or is inapplicable.

(3) Exhibits
The following index to exhibits lists the exhibits filed or incorporated by reference into this Form 10-K.

Number	Description
3.1	Restated Certificate of Incorporation*
3.2	Certificate of Amendment to the Restated Certificate of Incorporation*
3.3	Certificate of Correction to the Restated Certificate of Incorporation*
3.4	Certificate of Amendment to the Restated Certificate of Incorporation*
3.5	Bylaws of CapitalSouth Bancorp*
4.1	Specimen Stock Certificate of CapitalSouth Bancorp**
4.2	Indenture, dated as of December 19, 2002, by and between CapitalSouth Bancorp (formerly known as Financial Investors of the South, Inc.) and State Street Bank and Trust Company of Connecticut, National Association*

Number	Description
4.3	Guarantee Agreement, dated as of December 19, 2002, by and between CapitalSouth Bancorp (formerly known as Financial Investors of the South, Inc.) and State Street Bank and Trust Company of Connecticut, National Association*
4.4	Indenture, dated as of September 15, 2005, by and between CapitalSouth Bancorp (formerly known as Financial Investors of the South, Inc.) and Wilmington Trust Company*
4.5	Guarantee Agreement, dated as of September 15, 2005, by and between CapitalSouth Bancorp (formerly known as Financial Investors of the South, Inc.) and Wilmington Trust Company*
10.1	1994 Stock Incentive Plan (as amended and restated in 1999)*
10.2	Form of 1994 Stock Incentive Plan Stock Option Agreement*+
10.3	2004 Incentive Stock Option Plan*+
10.4	Form of Incentive Stock Option Award under the 2004 Incentive Stock Option Plan*+
10.5	2005 Stock Incentive Plan*+
10.6	Amended and Restated Directors Compensation Plan*+
10.7	Bank Director Supplemental Retirement Program (included in Exhibit 10.8)*+
10.8	Form of Director Supplemental Retirement Program Director Agreement*+
10.9	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement*+
10.10	Form of Executive Supplemental Retirement Plan Agreement*+
10.11	Incorporators Stock Option Agreement*+
10.12	Amendment No. 1 to Incorporators Stock Option Agreement*+
10.13	Form of 2005 Stock Incentive Plan Stock Option Agreement**+
10.14	Amendment to Incorporators Stock Option Agreement***+
21	Subsidiaries of CapitalSouth Bancorp
23	Consent of KPMG LLP
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a)
32	Certification pursuant to Section 1350

* Incorporated by reference from corresponding exhibit previously filed with CapitalSouth Bancorp's Registration Statement on Form S-1 dated October 5, 2005, File No. 333-128829.

** Incorporated by reference from corresponding exhibit previously filed with CapitalSouth Bancorp's Amendment No. 1 to Registration Statement on Form S-1 dated November 15, 2005, File No. 333-128829.

*** Incorporated by reference from corresponding exhibit previously filed with CapitalSouth Bancorp's Amendment No. 2 to Registration Statement on Form S-1 dated December 2, 2005, File No. 333-128829.

\+ Management contract or compensatory plan arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITALSOUTH BANCORP

March 30, 2007

By: /S/ W. DAN PUCKETT
W. Dan Puckett
Chief Executive Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

Signature	Title	Date
/S/ W. DAN PUCKETT W. Dan Puckett	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 30, 2007
/S/ CAROL W. MARSH Carol W. Marsh	Senior Vice President, Secretary and Chief Financial Officer (Principal Financial Officer)	March 30, 2007
/S/ EDISON K. WOODIE, III Edison K. Woodie, III	Controller (Principal Accounting Officer)	March 30, 2007
/S/ W. FLAKE OAKLEY W. Flake Oakley	Director	March 30, 2007
/S/ HAROLD B. DUNN Harold B. Dunn	Director	March 30, 2007
/S/ STANLEY L. GRAVES Stanley L. Graves	Director	March 30, 2007
/S/ CHARLES K. MCPHERSON, SR. Charles K. McPherson, Sr.	Director	March 30, 2007
/S/ DAVID W. WOOD, II David W. Wood, II	Director	March 30, 2007

EXHIBIT 21

SUBSIDIARIES OF CAPITALSOUTH BANCORP

Name	State of Organization	Additional Trade Name
CapitalSouth Bank	Alabama	Banco Hispano
CapitalSouth Insurance, Inc.	Alabama	-----
BOA Mortgage Company LLC	Alabama	-----
Security Mutual Financial	Alabama	-----
Financial Investors Statutory Trust I	Connecticut	-----
Financial Investors Statutory Trust II	Delaware	-----

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
CapitalSouth Bancorp

We consent to the incorporation by reference in the registration statement (Registration No. 333-128829) on Form S-8 of CapitalSouth Bancorp of our report dated March 28, 2007 with respect to the consolidated balance sheets of CapitalSouth Bancorp as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 10–K of CapitalSouth Bancorp.

/s/ KPMG LLP

Birmingham, Alabama
March 29, 2007

EXHBIT 31.1

I, W. Dan Puckett, certify that:

1. I have reviewed this report on Form 10-K of CapitalSouth Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 30, 2007

/S/ W. DAN PUCKETT
W. Dan Puckett
Chairman and Chief Executive Officer

EXHIBIT 31.2

I, Carol W. Marsh, certify that:

1. I have reviewed this report on Form 10-K of CapitalSouth Bancorp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 30, 2007

/S/ CAROL W. MARSH
Carol W. Marsh
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with CapitalSouth Bancorp's (the "Company") Annual Report on Form 10-K for the period ended December 31, 2006 ("Report"), the undersigned certifies that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 30, 2007

By: /S/ W. DAN PUCKETT
W. Dan Puckett
Chairman and Chief Executive Officer

Date: March 30, 2007

By: /S/ CAROL W. MARSH
Carol W. Marsh
Chief Financial Officer

APITALSOUTH BANCORP

RECTORS

. Dan Puckett
airman of the Board and Chief Executive Officer
pitalSouth Bancorp

. Bradford Dunn
esident, The Moaut Co.
rmingham, Alabama
nsulting and engineering services

anley L. Graves
esident, Graco Resources, Inc.
rmingham, Alabama
l, gas and water drilling and consulting

harles K. McPherson, Sr.
ief Executive Officer and President
cPherson Oil Company, Inc.
rmingham, Alabama
istributor of industrial lubricants)

. Flake Oakley, IV
esident
pitalSouth Bancorp

ave W. Wood, II
airman of the Board
ood Fruitticher Grocery Company
rmingham, Alabama
istitutional grocery sales)

FICERS

. Dan Puckett
airman of the Board and Chief Executive Officer

. Flake Oakley, IV
esident

arol W. Marsh
nior Vice President, Secretary
d Chief Financial Officer

APITALSOUTH BANK

RECTORS

. Dan Puckett
airman of the Board
r. Robert L. Baldwin
ed D. Clark, Jr.
lix M. Drennen, III
. Bradford Dunn
ark A. Froehlich
anley L. Graves
arles K. McPherson, Sr.
lmer W. Norris
ed G. Nunnelley, III
y H. Tatum
by J. Thompson
ave W. Wood, II

FICERS

. Dan Puckett
airman of the Board and Chief Executive Officer

hn E. Bentley
esident and Chief Operating Officer

. Fred Coble
nior Vice President, Jacksonville City President

aniel W. Gibson
nior Vice President, Chief Credit Officer

arol W. Marsh
nior Vice President, Secretary
d Chief Financial Officer

chard T. Perdue
nior Vice President, Huntsville City President

illiam D. Puckett, II
nior Vice President, Birmingham City President

BRANCH OFFICES

ALABAMA

Birmingham
2340 Woodcrest Place
1301 Decatur Highway
2695 Pelham Parkway
3309 Lorna Road
260 West Valley Avenue

Huntsville
2123 Whitesburg Drive

Montgomery
4138 Carmichael Road
3311 Malcolm Drive

FLORIDA

Jacksonville
10161 Centurion Parkway North

LOAN PRODUCTION OFFICE

Atlanta, Georgia


HUNTSVILLE
ATLANTA
BIRMINGHAM
GA
MONTGOMERY
JACKSONVILLE
• BANKING OFFICES
• LOAN PRODUCTION OFFICE

CORPORATE OFFICES

2340 Woodcrest Place, Suite 200
Birmingham, Alabama 35209
(205) 870-1939

COMPANY WEBSITE

www.capitalsouthbank.com

COMMON STOCK LISTING

NASDAQ Global Market
Symbol CAPB

REGISTRAR AND TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 525-7686

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the Registrar and Transfer Agent.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
Birmingham, Alabama

SECURITIES COUNSEL

Bradley Arant Rose & White LLP
Birmingham, Alabama

INVESTOR CONTACT

Carol Marsh
(205) 870-1939; Fax (205) 879-3885
cmarsh@capitalsouthbank.com

ANNUAL MEETING

The Annual Meeting will be held on Monday, May 21, 2007, at 5:00 p.m. local time at the Embassy Suites Hotel, 2300 Woodcrest Place, Birmingham, Alabama.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are subject to substantial risks and uncertainties. There are a number of factors that could cause actual results to differ materially from those anticipated by statements made herein. These factors include, but are not limited to, the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; unanticipated regulatory or judicial proceedings or rulings; the impact of changes in accounting principles; actions and initiatives by current and potential competitors; the ability to retain key personnel; the failure of assumptions underlying the establishment of reserves for loan losses and estimations of values of collateral and various financial assets and liabilities; acts of terrorism or war; and risks associated with any mergers, acquisitions or other transactions to which we or our subsidiaries may from time to time be a party, including the successful completion of such transactions, the receipt of necessary regulatory or stockholder approvals, systems and personnel integration risks, and other risk factors. For further information about risks the Company could experience, as well as other information, please refer to the Company's Form 10-K for the year ended December 31, 2006, furnished herein and other reports and documents subsequently filed with the Securities and Exchange Commission.

CapitalSouth®
BANCORP

END

2340 Woodcrest Place | Birmingham, Alabama 35209
(205) 870-1939 | www.capitalsouthbank.com